OMEGA PROTEIN® corp

Healthy Products for a Healthy World®



# 2005 Annual Report

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2005**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**



**Commission file number: 001-14003**

# OMEGA PROTEIN CORPORATION
**(Exact name of Registrant as specified in its charter)**

| | |
|---|---|
| **State of Nevada**<br>(State or other jurisdiction of incorporation or organization) | **76-0562134**<br>(I.R.S. Employer Identification No.) |
| **2101 CityWest Blvd, Bldg. 3 Suite 500**<br>**Houston, Texas**<br>(Address of principal executive offices) | **77042**<br>(Zip Code) |

**Registrant's telephone number, including area code: (713) 623-0060**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on Which registered |
|---|---|
| Common Stock, $0.01 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $65,728,000 as of June 30, 2005 (computed by reference to the quoted closing price of the registrant's common stock on the New York Stock Exchange on June 30, 2005). Shares of common stock held by each officer and director and by each person who owns 10% or more of the outstanding stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On March 7, 2006, there were outstanding 25,052,609 shares of the Company's common stock, $0.01 par value.

Documents incorporated by reference: Portions of the registrant's definitive proxy statement for its 2006 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2005, are incorporated by reference to the extent set forth in Part III of this Form 10-K.

*Forward-looking statements in this Annual Report on Form 10-K, future filings by the Company with the Securities and Exchange Commission (the "Commission"), the Company's press releases and oral statements by authorized officers of the Company are intended to be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the risks set forth under Item 1A "Risk Factors." The Company believes that forward-looking statements made by it are based on reasonable expectations; however, no assurances can be given that actual results will not differ materially from those contained in such forward-looking statements. Forward-looking statements involve statements that are predictive in nature, which depend upon or refer to future events or conditions, or which include the words "estimate," "project," "anticipate," "expect," "predict," "believe," "could," "hope," "would," "may" and similar expressions.*

# PART I

## Item 1. and 2. *Business and Properties.*

### General

Omega Protein Corporation is the largest processor, marketer and distributor of fish meal and fish oil products in the United States. As used herein, the term "Omega" or the "Company" refers to Omega Protein Corporation or to Omega Protein Corporation and its consolidated subsidiaries, as applicable. The Company's principal executive offices, effective as of December 9, 2005, are located at 2101 CityWest Boulevard, Building 3—Suite 500, Houston, Texas 77042 (Telephone: (713) 623-0060).

The Company produces and sells a variety of protein and oil products derived from menhaden, a species of wild herring-like fish found along the Gulf of Mexico and Atlantic coasts. The fish is not genetically modified or genetically enhanced. The Company processes several grades of fish meal (regular or "FAQ" meal and specialty meals), as well as fish oil and fish solubles. The Company's fish meal products are primarily used as a protein ingredient in animal feed for swine, cattle, aquaculture and household pets. Fish oil is utilized for animal and aquaculture feeds, industrial applications, additives to human food products and as dietary supplements. The Company's fish solubles are sold primarily to livestock feed manufacturers, aquaculture feed manufacturers and for use as an organic fertilizer. See "Company Overview—Products—Fish Meal" and "—Fish Oil."

The Company operates four menhaden processing plants: two in Louisiana, one in Mississippi and one in Virginia. The Company also operates a Health and Science Center in Reedville, Virginia, which provides 100-metric tons per day fish oil processing capacity for the Company's food grade oils and industrial and feed grade oils. See "Company Overview—Meal and Oil Processing Plants" and "—Health and Science Center."

In August 2005, the Company's Moss Point, Mississippi fish processing facility and adjacent shipyard were severely damaged by Hurricane Katrina. In September 2005, the Company's Cameron, Louisiana and Abbeville, Louisiana fish processing facilities were also severely damaged by Hurricane Rita. Each of these facilities was non-operational immediately after these weather events. The Moss Point, Abbeville and Cameron facilities accounted for approximately 16%, 31% and 22%, respectively, of the Company's full year 2004 production tonnage, so as an immediate result of the two hurricanes, approximately 70% of the Company's operating capacity was impaired and the Company's business, results of operations and financial condition were materially adversely affected. The Company's four plants, assuming that no hurricane damage had occurred, would have had an aggregate annual processing capacity as of December 31, 2005 of approximately 950,000 tons of fish. The hurricane damages reduced the Company's annual aggregate processing capacity to approximately 600,000 tons as of December 31, 2005.

Operations at the Moss Point and Abbeville fish processing facilities and the shipyard were re-established in mid-October 2005, but at reduced processing capabilities. The Company expects these two facilities to return to full operational status prior to the beginning of the Gulf fishing season in April 2006. The Company is currently rebuilding its Cameron, Louisiana facility and expects it to be fully operational by mid 2006.

The direct impact of the two hurricanes upon the Company was a loss of physical inventories and physical damage to the plants. The Company estimated its hurricane damages at approximately $27.7 million, of which approximately $12.0 million is expected to be recovered under insurance policies ($2.0 million of which has been paid in 2005 and $2.0 million of which has been paid in 2006). Therefore, the Company recognized a $15.7 million loss in 2005 due to estimated damages in excess of insurance recoveries. Of the damage estimate, approximately $2.5 million was related to damaged fish meal inventory and approximately $13.0 million was related to write-offs of inventory costs that had been allocated and deferred to future production that did not occur. The Company did not maintain business interruption insurance for these types of deferred inventory costs due to its high cost and limited availability. See "Company Overview—Hurricane Damages."

All of the Company's products contain healthy long-chain Omega-3 fatty acids. Omega-3 fatty acids are commonly referred to as "essential fatty acids" because the body does not produce them. Instead, essential fatty acids must be obtained from outside sources, such as food or special supplements. Long-chain Omega-3s are also commonly referred to as a "good fat" for their health benefits, as opposed to the "bad fats" that create or aggravate health conditions through long-term consumption. Scientific research suggests that long-chain Omega-3s as part of a balanced diet may provide significant benefits for health issues such as cardiovascular disease, inflammatory conditions and other ailments.

Under its patented production process, the Company produces OmegaPure®, a taste-free, odorless refined fish oil which is the only marine source of long-chain Omega-3's directly affirmed by the U.S. Food and Drug Administration ("FDA") as a food ingredient that is Generally Recognized as Safe ("GRAS"). See "Company Overview—Products—Refined Fish Oil—Food Grade Oils."

The Company operates through two material subsidiaries: Omega Protein, Inc. and Omega Shipyard, Inc. Omega Protein, Inc. is the Company's principal operating subsidiary for its menhaden processing business and is the successor to a business conducted since 1913. Omega Shipyard, Inc. owns a drydock facility in Moss Point, Mississippi, which is used to provide shoreside maintenance for the Company's fishing fleet and, subject to outside demand and excess capacity, occasionally for third-party vessels. Revenues from shipyard work for third-party vessels in 2005 were not material. The Company also has a number of other immaterial direct and indirect subsidiaries.

Prior to 2005, the Company had operated a Mexican subsidiary which had coordinated the Company's fish meal and oil sales and purchases through a local Mexican sales office. In 2005, the Company discontinued its use of this Mexican office and consolidated these functions in its Houston, Texas headquarters.

Until April 1998, the Company, including its predecessors, was a wholly-owned subsidiary of Zapata Corporation ("Zapata"). In April 1998, the Company completed an initial public offering of its common stock. Zapata currently owns approximately 58% of the Company's outstanding common stock.

**Available Information**

The Company files annual, quarterly and current reports and other information with the Securities and Exchange Commission ("SEC"). The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed under the Securities and Exchange Act of 1934 ("Exchange Act"), as well as Section 16 filings by officers and directors, are available free of charge at the Company's website at www.omegaproteininc.com or at the SEC's website at www.sec.gov and are posted as soon as reasonably practicable after they are filed with the SEC. The Company will provide a copy of these documents to stockholders upon request. Information on the Company's website or any other website is not incorporated by reference into this report and does not constitute part of this report.

In addition, the public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, as well as the Charters for the Board's Audit Committee, Compensation Committee, Corporate Governance and Scientific Committee, are available at the Company's website. These Guidelines, Codes and Charters are not incorporated by reference into this report and do not constitute part of this report. The Company will provide a copy of these documents to stockholders upon request.

### Geographic Information

The Company operates within one industry segment, menhaden fishing, for the production and sale of fish meal, fish solubles and fish oil. Export sales of fish oil and fish meal were approximately $32 million, $39 million, and $46 million in 2005, 2004 and 2003, respectively. Such sales were made primarily to the Mexican, European and Canadian markets. In 2005, 2004 and 2003, sales to one customer were approximately $8.5 million, $8.8 million and $10.8 million, respectively. This customer differed from year to year.

The following table shows the geographical distribution of revenues (in thousands) based on location of customers:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Revenues | Percent | Revenues | Percent | Revenues | Percent |
| U.S. | $ 77,587 | 70.6% | $ 80,688 | 67.4% | $ 71,877 | 61.0% |
| Mexico | 9,781 | 8.9 | 13,252 | 11.1 | 5,985 | 5.0 |
| Europe | 2,308 | 2.1 | 11,230 | 9.4 | 13,098 | 11.1 |
| Canada | 7,033 | 6.4 | 5,880 | 4.9 | 7,697 | 6.5 |
| Asia | 7,473 | 6.8 | 3,359 | 2.8 | 9,103 | 7.7 |
| South & Central America | 1,758 | 1.6 | 1,435 | 1.2 | 6,331 | 5.4 |
| Other | 3,956 | 3.6 | 3,801 | 3.2 | 3,835 | 3.3 |
| Total | $109,896 | 100.0% | $119,645 | 100.0% | $117,926 | 100.0% |

### Company Overview

*Business.* Omega is the largest U.S. producer of protein-rich meal and oil derived from marine sources. The Company's products are produced from menhaden (a herring-like fish found in commercial quantities), and includes regular grade and value-added specialty fish meals, crude and refined fish oils and fish solubles.

*Fishing.* During 2005, the Company owned a fleet of 61 fishing vessels and 32 spotter aircraft for use in its fishing operations and also leased additional aircraft where necessary to facilitate operations. During the 2005 fishing season in the Gulf of Mexico, which runs from mid-April through October, the Company operated 31 fishing vessels and 28 spotter aircraft. The fishing area in the Gulf is generally located along the Gulf Coast, with a concentration off the Louisiana and Mississippi coasts. The fishing season along the Atlantic coast begins in early May and usually extends into December. During the 2005 season, the Company operated 10 fishing vessels and 7 spotter aircraft along the Mid-Atlantic coast, concentrated primarily in and around Virginia and North Carolina. The remaining fleet of fishing vessels and spotter aircraft are not routinely operated during the fishing season and are back-up to the active fleet, used for other transportation purposes, inactive or in the process of refurbishment in the Company's shipyard.

Menhaden usually school in large, tight clusters and are commonly found in warm, shallow waters. Spotter aircraft locate the schools and direct the fishing vessels to them. The principal fishing vessels transport two

40-foot purse boats, each carrying several fishermen and one end of a 1,500-foot net. The purse boats encircle the school and capture the fish in the net. The fish are then pumped from the net into refrigerated holds of the fishing vessel or onto a carry vessel, and then are unloaded at the Company's processing plants. "Carry vessels" do not engage in active fishing but instead carry fish from the Company's offshore fishing vessels to its plants. Utilization of carry vessels increases the amount of time that certain of the Company's fishing vessels remain offshore fishing productive waters and therefore increases the Company's fish catch per vessel employed. The carry vessels have reduced crews and crew expenses and incur less maintenance cost than the actual fishing vessels.

*Meal and Oil Processing Plants.* During 2005, the Company operated four meal and oil processing plants, two in Louisiana, one in Mississippi and one in Virginia, where the menhaden are processed into three general products types: fish meal, fish oil and fish solubles. The Company's processing plants are located in coastal areas near the Company's fishing fleet. Annual volume processed varies depending upon menhaden catch. Each plant maintains a dedicated dock to unload fish, fish processing equipment and storage facility. The fish are unloaded from the fishing vessels into storage boxes and then conveyed into steam cookers. The fish are then passed through presses to remove most of the oil and water. The solid portions of the fish are dried and ground into fish meal. The liquid that is produced in the cooking and pressing operations contains oil, water, dissolved protein and some fish solids. This liquid is decanted to remove the water and solids and is put through a centrifugal oil and water separation process. The separated fish oil is a finished product called crude oil. The separated water and protein mixture is further processed through evaporators to recover the soluble protein, which can be sold as a finished product or added to the solid portions of the fish for processing into fish meal.

*Shipyard.* The Company owns a 49.4 acre shipyard facility in Moss Point, Mississippi which includes two dry docks, each with a capacity of 1,300 tons. The shipyard is used for routine maintenance and vessel refurbishment on the Company's fishing vessels and occasionally for shoreside maintenance services to third-party vessels if excess capacity exists.

*Health and Science Center.* In October 2004, the Company completed construction and commenced operation of a new Health and Science Center that provides 100-metric tons per day fish oil processing capacity. The new center is located adjacent to the Company's Reedville, Virginia processing plant. The food-grade facility includes state-of-the-art processing equipment and controls that will allow the Company to refine, bleach, fractionate and deodorize its menhaden fish oil and has more than tripled the Company's previous refined fish oil production capacity for food grade oils and industrial and feed grade oils. The facility also provides the Company with automated packaging and on-site refrigerated storage capacity and has a new fully equipped lipids laboratory to enhance the development of Omega-3 oils and food products.

*Hurricane Damages.* In August 2005, the Company's Moss Point, Mississippi fish processing facility and adjacent shipyard were severely damaged by Hurricane Katrina. In September 2005, the Company's Cameron, Louisiana and Abbeville, Louisiana fish processing facilities were also severely damaged by Hurricane Rita. Each of these facilities was non-operational immediately after these weather events. The Moss Point, Abbeville and Cameron facilities accounted for approximately 16%, 31% and 22%, respectively, of the Company's full year 2004 production tonnage, so as an immediate result of the two hurricanes, approximately 70% of the Company's operating capacity was impaired and the Company's business, results of operations and financial condition were materially adversely affected.

Operations at the Moss Point and Abbeville fish processing facilities and the shipyard were re-established in mid-October 2005, but at reduced processing capabilities. The Company expects these two facilities to return to full operational status prior to the beginning of the Gulf fishing season in April 2006. The Company is currently rebuilding its Cameron, Louisiana facility and expects it to be fully operational by mid 2006.

The Company maintains insurance coverage for a variety of these damages, most notably property, inventory and vessel insurance. The nature and extent of the insurance coverage varies by line of policy and the Company has recorded insurance recoveries as an account receivable based on the preliminary discussions with insurers and adjusters. The Company anticipates that further recoveries could be available, but such additional recoveries will require further analysis and discussions with the Company's insurance carriers. Such recoveries, if any, would be recognized in future periods once they are deemed probable. The Company does not maintain business interruption insurance in any material amounts due to its high cost and limited availability.

The direct impact of the two hurricanes upon the Company was a loss of physical inventories and physical damage to the plants. The Company estimated its total hurricane damages at approximately $27.7 million, of which approximately $12.0 million is expected to be recovered under insurance policies ($2.0 million of which has been paid in 2005 and $2.0 million of which has been paid in 2006). Therefore, the Company recognized a $15.7 million loss in 2005 due to estimated damages in excess of insurance recoveries. Of the damage estimate, approximately $2.5 million was related to damaged fish meal inventory and approximately $13.0 million was related to write-offs of inventory costs that had been allocated to future production that did not occur. The Company did not maintain business interruption insurance for these types of deferred inventory costs due to its high cost and limited availability. See "Item 8. Financial Statements and Supplementary Data—Note 12 Hurricane Losses" for additional information on the components of the hurricane related losses. A substantial portion of the amounts listed are based upon estimates and assumptions. Actual amounts, when available, could differ materially from those estimates and changes to those estimates could have a material effect on the Company's future financial statements.

Not included in the amounts listed are the replacement capital costs of property and equipment, which did not have any book basis and were destroyed in the hurricanes, and the costs of clean up incurred subsequent to December 31, 2005.

As of December 31, 2005, the Company's four active processing plants, assuming that no hurricane damages had occurred, would have had an aggregate annual capacity to process approximately 950,000 tons of fish. The previously described hurricane damages reduced the annual aggregate processing capacity to approximately 600,000 tons as of December 31, 2005. This capacity is expected to return to original pre-hurricane capacity by mid-2006 when the Cameron facility is expected to be fully operational.

Because of the damages to the Company's Cameron, Louisiana facility caused by Hurricane Rita, the Company intends to begin its 2006 fishing season by operating its full contingent of 31 Gulf of Mexico fishing vessels out of its two operating facilities in Abbeville, Louisiana and Moss Point, Mississippi. Later in the 2006 fishing season when the Company expects that the Cameron, Louisiana plant will be operational, up to 11 vessels will be shifted to Cameron. This plan will substantially increase the number of vessels at the Abbeville and Moss Point plants to a level that the Company has not operated at previously. Although these two facilities have adequate processing capacity, the Company believes that fishing efforts may be diminished because increased unloading time due to additional vessels could keep some vessels off the fishing grounds during the most optimal fishing times. It is possible that other logistical, mechanical or other manpower constraints arising out of this increased vessel load could also reduce the efficiency of these two plants.

*Products.* The Company sells three general types of products: fish meal, fish oil and fish solubles.

*Fish Meal.* Fish meal, the principal product made from menhaden, is sold primarily as a high-protein feed ingredient. It is used as a protein supplement in feed formulated for pigs and other livestock, aquaculture and household pets. Each use requires certain standards to be met regarding quality and protein content, which are determined by the freshness of the fish and by processing conditions such as speed and temperatures. The Company produces fish meal of several different types:

> *Special Select™.* Special Select™ is a premium grade low temperature processed fish meal. The quality control guidelines are very stringent, producing a higher protein level and higher digestibility and a lower total volatile nitrogen ("TVN") and histamine count. These guidelines require that only the freshest fish and the most gentle drying process be used. Special Select™ is targeted for monogastrics, including baby pigs, turkey poults, pets, shrimp and trout.

*SeaLac™*. SeaLac™ is similar to Special Select™ in its freshness (low TVN) and gentle drying (high digestibility). During the processing however, the Company removes some of the soluble protein. This step allows the amount of rumen undegradable protein to be maximized while still maintaining excellent digestibility. This product is made specifically for dairy and beef cattle, sheep, goats and other ruminants requiring bypass protein.

*FAQ Meal.* FAQ (Fair Average Quality) Meal, the Company's commodity grade fish meal, guarantees a protein content of at least 60%. This product typically is used in protein blends for poultry, catfish, pets and other animals.

*Fish Oil.* The Company produces crude unrefined fish oil, refined fish oil and food grade oils.

*Unrefined Fish Oil.* Unrefined fish oil (also referred to as crude fish oil) is the Company's basic fish oil product. This grade of fish oil has not undergone any portion of the refining process. The Company's markets for crude fish oil have changed over the past decade. In the early 1990's, the Company's main crude fish oil market, which accounted for greater than 90% of the Company's production, was the manufacturers of hydrogenated oils for human consumption such as margarine and shortening. In 2004, the Company estimates that approximately 70% of its crude fish oil was sold as a feed ingredient to the aquaculture industry. The growth of the worldwide aquaculture industry has resulted in increasing demand for fish oils in order to improve feed efficiency, nutritional value, survivability and health of farm-raised fish species.

*Refined Fish Oil.* The Company's refined fish oils come in three basic grades and also includes crude fish oils of special quality or that may require custom packaging or special additives. Refined oils also include industrial grade oils which are used in a variety of industrial applications.

*Feed Grade Oils.* Feed grade menhaden oil is processed and refined to offer a high Omega-3 oil for use in premium pet, aquaculture and livestock feeds, as well as agricultural and attractant applications. The processing reduces oxidation while enhancing Omega-3 fatty acids for incorporation in the final feed to enhance skin and coat conditioning, reproductive performance, and increasing immunity. Both kosher and organic products are available. The Company's refined feed grade fish oils are sold in three basic grades under the name Virginia Prime™ Virginia Prime Silver™ is fish oil that has been fractionated. Virginia Prime Gold™ fish oil is fractionated, alkali refined and then bleached. Virginia Prime Platinum™ fish oil is fractionated, alkali refined, bleached and then deodorized.

*SeaCide™*. SeaCide™ is a unique blend of refined menhaden oil, cottonseed oil and an organic emulsifier developed for use against target pests and fungal diseases that occur in a variety of field crops, orchards, vineyards and greenhouse operations. SeaCide™ is an all natural organic alternative to chemical insecticides and fungicides, is less phytotoxic than petroleum based oils, is compatible with most fertilizers, and is versatile enough for use on virtually any crop.

*OmegaEquis.* OmegaEquis is a specialty feed additive product for the equine market that supplies omega-3 fatty acids to horses. OmegaEquis is Virginia Prime Gold™ that has been fractionated, alkali refined, bleached and then flavored in order to enhance palatability.

*Industrial Grade Oils.* The Company's industrial grade menhaden oils are refined and processed to enhance the unique fatty acid range, making them desirable for a number of drying and lubricating applications including coolant transfer, chemical raw material, drying and rustproofing paints, drilling fluids and leather treatment chemicals. The industrial grade oils are sold under the names Virginia Prime Silver™ and Virginia Prime Gold™.

*Food Grade Oils.* The Company has developed a patented process to fully refine menhaden oil to remove flavor, odor, color and pro-oxidants and offer a naturally high, long-chain Omega-3 content. The Company's main product in this grade is OmegaPure®. Food applications for OmegaPure® are designed to deliver a stable, odorless, flavorless source of Omega-3 fatty acids to enhance human nutrition. These applications include mainstream consumer foods, medical care foods and dietary supplements. OmegaPure® is also kosher-certified.

Omega-3 fatty acids exist in two forms: long-chain and short-chain. Short-chain Omega-3's (or alpha-linolenic acid ("ALA")), are generally found in canola oil, soy beans and flaxseed, and generally require ten to twenty times as much concentration in the diet to approach the same benefit levels as long-chain Omega-3's. Long-chain Omega-3 fatty acids are found in marine sources and consist of two main types: eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"). EPA is a fatty acid that generally reduces inflammatory responses and has been linked to the alleviation of symptoms from asthma, arthritis, psoriasis and other inflammatory conditions. DHA is a major structural fatty acid in the brain and the eye's retina. DHA is important for proper brain and eye development in infants and has been shown to support cardiovascular health in adults.

As result of the completion of its Health and Science Center in Reedville, Virginia, in October 2004, the Company is the only fully-integrated fish oil processing operation in the United States that both directly conducts fishing operations and also manufactures highly refined EPA and DHA from these marine resources. With the completion of this new facility, the Company can control the purity and quality of its product from harvesting all the way through manufacturing and shipment.

Various scientific studies have linked consumption of Omega-3 fatty acids to a number of nutritional and health benefits, such as heart health, treatment of arthritis and other inflammatory diseases, improving brain and eye function and treatment of depression. For example, in September 2004, the FDA announced that scientific evidence indicates that long-chain Omega-3 fatty acids may be beneficial in reducing coronary heart disease.

In addition, the American Heart Association ("AHA") issued a Scientific Statement in November 2002, entitled "Fish Consumption, Fish Oil, Omega-3 Fatty Acids, and Cardiovascular Disease." The Scientific Statement outlines the findings of a comprehensive report that examined the cardiovascular health benefit of Omega-3 fatty acids from fish sources, specifically DHA and EPA. The report concluded that consumption of such Omega-3 fatty acids, either through diet or supplements, may reduce the incidence of cardiovascular disease. The statement referred to studies that have indicated the following to be associated with the intake of Omega-3 fatty acids: decreased risk of sudden death and arrhythmia, decreased thrombosis (blood clot), decreased triglyceride levels, decreased growth of atherosclerotic plaque, improved arterial health and lower blood pressure. The Scientific Statement concludes that Omega-3 fatty acids have been shown in epidemiological and clinical trials to reduce the incidence of heart disease.

Menhaden oil currently is the only marine source of long-chain Omega-3's directly affirmed by the FDA as a Generally Recognized As Safe (or "GRAS") food ingredient for direct human consumption. The FDA has approved menhaden oil use in 29 different food categories such as margarine, salad dressings, condiments, yogurt, ice cream, cheese, prepared meats, sauces, soups, crackers, cookies, cereals and bakery products.

In 2005, the U.S. Department of Agriculture and the Department of Health and Human Services released the 2005 Dietary Guidelines for Americans. The Guidelines, which are issued every five years, represent the federal government's most current science-based advice to promote human health and reduce the risk of chronic diseases through nutrition and physical activity. The previous Dietary Guidelines issued in 2000 recognized that certain fish contain Omega-3 fatty acids that are being studied to determine if they offer protection against heart disease, but did not specifically identify these Omega-3 fatty acids as EPA and DHA. The 2005 Dietary Guidelines specifically mentioned EPA and DHA and stated the "limited evidence suggests an association between consumption of fatty acids in fish and reduced risks of mortality from cardiovascular disease for the general population."

In 2005, OmegaPure® won the Wellness Foods Readers' Choice Award for the Omega oils category based on an unaided recall survey sent to 9,100 readers of the magazine. Wellness Foods is a publication focused on the nutraceutical market which includes fortified food and beverage products. Its circulation consists almost exclusively of individuals employed in the food and beverage industry.

*Fish Solubles.* Fish solubles are a liquid protein product used as an additive in fish meal and are also marketed as an independent product to animal feed formulators and the fertilizer industry. The Company's soluble-based products are:

*Neptune™ Fish Concentrate.* This aqua grade liquid protein is composed of low molecular weight, water-soluble compounds such as free amino acids, peptides and nucleotides that are attractants for a variety of aquaculture feeds. The product is utilized in both shrimp and finfish diets to improve attractability and thus consumption and conversion. Neptune™ Fish Concentrate also can be added directly to grow-out ponds as a fertilizer to help feed plankton and other natural food sources.

*OmegaGrow™.* OmegaGrow™ is a liquid soil or foliar-applied fertilizer for plant nutrition. OmegaGrow™ is approved for organic uses by the Organic Materials Review Institute ("OMRI"). OmegaGrow™ is a free-flowing product that has been filtered through an 80-mesh screen and can be applied by sprayers or through irrigation systems.

*OmegaGrow Plus™.* OmegaGrow Plus™ is a liquid foliar-applied fertilizer for plant nutrition that also helps to control insect and fungus problems. This product has additional oil content of 25% to 30% which is greater than the 7% to 10% oil content typically found in OmegaGrow™. These higher levels are detrimental to soft-bodied insects, as well as fungal diseases in citrus and vegetable crops. OmegaGrow Plus™ can be used as a replacement for petroleum-based oil sprays.

*Distribution System.* The Company's distribution system of warehouses, tank storage facilities, vessel loading facilities, trucks, barges and railcars allows the Company to service customers throughout the United States and also foreign locations. The Company owns and leases warehouses and tank storage space for storage of its products, generally at terminals along the Mississippi River and Tennessee River. See "Properties." The Company generally contracts with third-party trucking, vessel, barge and railcar companies to transport its products to and from warehouses and tank storage facilities and directly to its customers.

Historically, approximately 35% to 40% of Omega's FAQ grade fish meal was sold on a two-to-twelve-month forward contract basis. The balance of FAQ grade fish meal and other products was substantially sold on a spot basis through purchase orders. In 2002, the Company began a similar forward sales program for its specialty grade meals and crude fish oil due to increasing demand for these products. During 2003, 2004 and 2005, approximately 50%, 43% and 70% respectively of the Company's specialty meals and crude fish oil had been sold on a forward contract basis. The Company's annual revenues are highly dependent on both annual fish catch and inventories and, in addition, inventory is generally carried over from one year to the next year. The Company determines the level of inventory to be carried over based on prevailing market prices of the products, and sales volumes that will fluctuate from quarter to quarter and year to year. The Company's fish meal products have a useable life of approximately one year from date of production; however, the Company typically attempts to empty its warehouses of the previous season's meal products by the second or third month of the new fishing season. The Company's crude fish oil products do not lose efficacy unless exposed to oxygen and, therefore, their storage life typically is longer than that of fish meal.

*Customers and Marketing.* Most of the Company's marine protein products are sold directly to about 600 customers by the Company's agriproducts sales department, while a smaller amount is sold through independent sales agents. Product inventory was $37.0 million on December 31, 2005 versus $30.3 million as of December 31, 2004.

The Company's fish meal is sold primarily to domestic feed producers for utilization as a high-protein ingredient for the swine, aquaculture, dairy and pet food industries. Fish oil sales primarily involve export markets where the fish oil is used for aquaculture feeds and is refined for use as a hydrogenated edible oil.

The Company's products are sold both in the U.S. and internationally. International sales consist mainly of fish oil sales to Norway, Canada, Chile and Mexico. The Company's sales in these foreign markets are denominated in U.S. dollars and not directly affected by currency fluctuations. Such sales could be adversely affected by changes in demand resulting from fluctuations in currency exchange rates.

A number of countries in which the Company currently sells products impose various tariffs and duties, none of which have a significant impact on the Company's foreign sales. Certain of these duties are being reduced annually for certain countries under the North American Free Trade Agreement and the Uruguay Round Agreement of the General Agreement on Tariffs and Trade. In all cases, the Company's products are shipped to its customers either by FOB shipping point or CIF terms, and therefore, the customer is responsible for any tariffs, duties or other levies imposed on the Company's products sold into these markets.

During the off season, the Company fills purchase orders from the inventory it has accumulated during the fishing season or in some cases, by re-selling meal purchased from other suppliers. Prices for the Company's products tend to be lower during the fishing season when product is more abundant than in the off season. Throughout the entire year, prices are often significantly influenced by supply and demand in world markets for competing products, primarily other global sources of fish meal and oil, and also soybean meal for its fish meal products, and vegetable oils for its fish oil products when used as an alternative.

*Quality Control.* The Company believes that maintaining high standards of quality in all aspects of its manufacturing operations play an important part in its ability to attract and retain customers and maintain its competitive position. To that end, the Company has adopted strict quality control systems and procedures designed to test the quality aspects of its products, such as protein content and digestibility. The Company regularly reviews, updates and modifies these systems and procedures as appropriate.

*Purchases and Sales of Third-Party Meal and Oils.* Omega has from time to time purchased fish meal and fish oil from other domestic and international manufacturers. These purchase and resale transactions have been ancillary to the Company's base manufacturing and sales business.

Part of the Company's business plan involves expanding its purchase and resale of other manufacturers' fish meal and fish oil products. In 2002, the Company initially focused on the purchase and resale of Mexican fish meal and fish oil and revenues generated from these types of transactions in that year represented less than 2% of total Company revenues. During 2003 and 2004, the Company's fish catch and resultant product inventories were reduced, primarily due to adverse weather conditions, and the Company further expanded its purchase and resales of other fish meals and oils (primarily Panamanian, Peruvian and Mexican fish meal and U.S. menhaden oil). Although operating margins from these activities are less than the margins typically generated from the Company's base domestic production, these operations provide the Company with a source of fish meal and oil to sell into other markets where the Company has not historically had a presence. During 2003, the Company purchased products totaling approximately 12,500 tons, or approximately 5% of total volume 2003 sales. During 2004, the Company purchased products totaling approximately 17,800 tons, or approximately 8% of total volume 2004 sales. During 2005, the Company purchased products totaling approximately 16,600 tons, or approximately 8% of total volume 2005 sales.

*Insurance.* The Company maintains insurance against physical loss and damage to its assets, coverage against liabilities to third parties it may incur in the course of its operations, as well as workers' compensation, United States Longshoremen's and Harbor Workers' Compensation Act and Jones Act coverage. Assets are insured at replacement cost, market value or assessed earning power. The Company's limits for liability coverage are statutory or $50 million. The $50 million limit is comprised of several excess liability policies, which are subject to deductibles, underlying limits, annual aggregates and exclusions. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles and self-retentions as are prudent and normal for its operations. Over the last four years, the Company has elected to increase its deductibles and self-retentions in order to achieve lower insurance premium costs. These higher deductibles and self-retentions have resulted in greater costs to the Company in the case of Hurricanes Katrina and Rita and will expose the Company to greater risk of loss if additional future claims occur. In addition, the Company's cost of insurance for property damage has increased materially and will likely further increase materially in future years as insurers recoup losses paid and to be paid out in connection with the Katrina and Rita hurricanes by charging higher premiums. The Company does not maintain business interruption insurance in any material amount due to its high cost and limited availability.

*Competition.* The Company competes with a small domestic privately-owned menhaden fishing company and with international marine protein and oil producers, including Mexican sardine processors and South American anchovy processors. In addition, but to a lesser extent, the Company's marine protein and oil business is also subject to significant competition from producers of vegetable and other animal protein products and oil products such as Archer Daniels Midland and Cargill. Many of these competitors have significantly greater financial resources and more extensive and diversified operations than those of the Company.

Omega competes on price, quality and performance characteristics of its products, such as protein level and amino acid profile in the case of fish meal. The principal competition for the Company's fish meal and fish solubles is from other global production of marine proteins as well as other protein sources such as soybean meal and other vegetable or animal protein products. The Company believes, however, that these other non-marine sources are not complete substitutes because fish meal offers nutritional values not contained in such other sources. Other globally produced fish oils provide the primary market competition for the Company's fish oil, as well as soybean and rapeseed oil, from time to time.

Fish meal prices have historically borne a relationship to prevailing soybean meal prices (more weakly correlated in recent years), while prices for fish oil are generally influenced by prices for vegetable fats and oils, such as soybean and palm oils. Thus, the prices for the Company's products are established by worldwide supply and demand relationships over which the Company has no control and tend to fluctuate significantly over the course of a year and from year to year.

*Regulation.* The Company's operations are subject to federal, state and local laws and regulations relating to the locations and periods in which fishing may be conducted as well as environmental and safety matters. At the state and local level, certain state and local government agencies have enacted legislation or regulations which prohibits, restricts or regulates menhaden fishing within their jurisdictional waters.

The Company's menhaden fishing operations are also subject to regulation by two interstate compact commissions created by federal law: the Atlantic States Marine Fisheries Commission ("ASMFC") which consists of 15 states along the Atlantic Coast, and the Gulf States Marine Fisheries Commission which consists of 5 states along the Gulf of Mexico.

In August 2005, the Atlantic Menhaden Management Board (the "Management Board") of the Atlantic States Marine Fisheries Commission ("ASMFC") approved an Addendum II (the "Addendum") to the existing Amendment I of the Interstate Fishery Management Plan for Atlantic Menhaden Plan ("Plan"). The Addendum, if it were to be accepted and implemented by the Commonwealth of Virginia as an ASMFC member, would establish an annual cap on the Company's menhaden landings from the Chesapeake Bay in an amount equal to the Company's average annual landings over a five year period. The Company estimates that this annual limitation would be approximately 106,000 metric tons. The recommended cap would be implemented for a five-year period beginning in 2006. Had the cap been in place for the 2005 fishing season, it would not have impacted the Company's 2005 fishing operations in the Chesapeake Bay.

The ASMFC's 2003 peer-reviewed stock assessment of the Atlantic menhaden resource indicated that menhaden are not overfished and that overfishing is not occurring on a coast wide basis. However, the Management Board stated that because it believed that the Bay-wide status of the menhaden resource was unknown, it was implementing a precautionary cap to limit the expansion of menhaden reduction landings from the Bay. The Addendum also recommended a multi-year research program to determine the status of menhaden in the Bay and assess whether localized depletion is occurring.

The recommended cap would not adversely affect the Company's ability to fish in Virginia or other waters outside the Chesapeake Bay or in any federal waters (waters beyond three miles from shore). The Company's Gulf of Mexico operations also remain unrestricted by this recommendation.

The only ASMFC member state that is impacted by the recommended ASMFC cap is the Commonwealth of Virginia because it is the only Chesapeake Bay state whose waters are open for reduction menhaden fishing. The Addendum sent to Virginia called for the submission of a cap implementation program to the Management Board prior to January 11, 2006. Legislative bills to address the Addendum's recommendations were filed for consideration in the Virginia General Assembly but on January 26, 2006, a House Subcommittee voted to table the bills. The recommended cap was therefore never referred to the Virginia General Assembly and as a result, never adopted by the Commonwealth of Virginia.

In addition, on January 31, 2006, the Attorney General of the Commonwealth of Virginia issued a written official advisory opinion that stated that the Management Board exceeded its authority when it adopted the recommended menhaden cap for three reasons: (a) the recommended cap is a wholly new management measure, which cannot be implemented by an addendum; (b) when Atlantic menhaden stocks have been declared "healthy" (as they have been), a cap or quota cannot be imposed via an "addendum" process unless menhaden are found to be overfished; and (c) the existing Plan does not include a prerequisite management measure that can be varied by imposition of a cap through an addendum. The Attorney General also stated that because adoption of the cap exceeded the Management Board's authority, Virginia would not be out of compliance with the Plan should the General Assembly decline to adopt the proposed cap. The Attorney General also stated that the ASMFC failed to follow required procedures in adopting the cap as an addendum.

Under the Atlantic Coastal Fisheries Cooperative Management Act, the ASMFC has the right to refer the Commonwealth of Virginia to the U.S. Secretary of Commerce for alleged non-compliance with the Plan. The U.S. Secretary of Commerce must then determine: (i) if Virginia has failed to meet mandatory obligations under the Plan, and (ii) whether the measures that Virginia has failed to implement are "necessary for the conservation" of the menhaden commercial fishery. The Company believes that the proposed cap can meet neither of these tests, particularly in light of the persuasive weight and authority of the Attorney General's opinion. However, if the Secretary were to find in the affirmative on both questions, it is possible that he could declare a moratorium on all commercial harvesting of menhaden in the Virginia waters unless Virginia were to comply with the terms of the Plan as amended by the Addendum. The Company believes, based on consultations with its legal and scientific advisors, that such a result is unlikely.

The Company, through its operation of fishing vessels, is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board and the U.S. Customs Service. The U.S. Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The U.S. Customs Service is authorized to inspect vessels at will.

The Company's operations are subject to federal, state and local laws and regulations relating to the protection of the environment, including the federal Clean Water Act, which imposes strict controls against the discharge of pollutants in reportable quantities, and along with the Oil Pollution Act, imposes substantial liability for the costs of oil removal, remediation and damages. The Company's operations also are subject to the federal Clean Air Act, as amended; the federal Comprehensive Environmental Response, Compensation, and Liability Act, which imposes liability, without regard to fault, on certain classes of persons that contributed to the release of any "hazardous substances" into the environment; and the federal Occupational Safety and Health Act ("OSHA"). The implementation of continuing safety and environmental regulations from these authorities could result in additional requirements and procedures for the Company, and it is possible that the costs of these requirements and procedures could be material.

The OSHA hazard communications standard, the Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require the Company to organize information about hazardous materials used or produced in its operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens. Numerous other environmental laws and regulations, along with similar state laws, also apply to the operations of the Company, and all such laws and regulations are subject to change.

The Company has made, and anticipates that it will make in the future, expenditures in the ordinary course of its business in connection with environmental matters. Such expenditures have not been material in the past, and while they are expected to increase in the future, such increases are not expected to be material to the Company's overall business. However, there is no assurance that environmental laws and regulations enacted in the future will not require material expenditures or otherwise adversely affect the Company's operations.

The Company continually monitors regulations which affect fish meal and fish oil in the United States and in those foreign jurisdictions where it sells its products. In some cases, particularly in Europe, regulators have mandated various environmental contaminant levels which, on occasion, certain of the Company's products do not meet. In those instances, the Company has either negotiated a lower price with the customer for that product lot or has sold the product lot in another market where the regulatory standards are met. To date, such regulations have not had a material adverse effect on the Company's business, but it is possible they may do so in the future.

The Company's harvesting operations are subject to the Shipping Act of 1916 and the regulations promulgated thereunder by the Department of Transportation, Maritime Administration which require, among other things, that the Company be incorporated under the laws of the U.S. or a state, the Company's chief executive officer be a U.S. citizen, no more of the Company's directors be non-citizens than a minority of the number necessary to constitute a quorum and at least 75% of the Company's outstanding capital stock (including a majority of the Company's voting capital stock) be owned by U.S. citizens. If the Company fails to observe any of these requirements, it will not be eligible to conduct its harvesting activities in U.S. jurisdictional waters. Such a loss of eligibility would have a material adverse effect on the Company's business, results of operations and financial condition.

To protect against such loss of eligibility, the Company's Articles of Incorporation (i) contain provisions limiting the aggregate percentage ownership by non-citizens of each class of the Company's capital stock to no more than 25% of the outstanding shares of each such class (the "Permitted Percentage") so that any purported transfer to non-citizens of shares in excess of the Permitted Percentage will be ineffective as against the Company for all purposes (including for purposes of voting, dividends and any other distribution, upon liquidation or otherwise), (ii) provide for a dual stock certificate system to determine such ownership pursuant to which certificates representing shares of Company Common Stock bear legends that designate such certificates as either "citizen" or "non-citizen" depending on the citizenship of the owner, and (iii) permit the Company's Board of Directors to make such determinations as may reasonably be necessary to ascertain such ownership and implement restrictive limitations on those shares that exceed the Permitted Percentage (the "Excess Shares"). For example, the Company's Board is authorized, among other things, to redeem for cash (upon written notice) any Excess Shares in order to reduce the aggregate ownership by non-citizens to the Permitted Percentage.

**Employees**

At December 31, 2005, during the Company's off-season, the Company employed approximately 410 persons. At August 31, 2005, during the peak of the Company's 2005 fishing season, the Company employed approximately 970 persons. Approximately 145 employees at the Company's Reedville, Virginia plant are represented by an affiliate of the United Food and Commercial Workers Union. The union agreement for the Reedville employees has a three-year term which expires in April 2008. During the past five years Omega has not experienced any strike or work stoppage which has had a material impact on its operations. The Company considers its employee relations to be generally satisfactory.

**Executive Officers of the Company**

The names, ages and current offices of the executive officers of the Company are set forth below. Also indicated is the date when each such person commenced serving as an executive officer of the Company.

| Name and Age | Office | Date Became Executive Officer |
|---|---|---|
| Joseph L. von Rosenberg III (47) | Chief Executive Officer, President and Director | July 1997 |
| Robert W. Stockton (55) | Executive Vice President, Chief Financial Officer | July 1997 |
| John D. Held (43) | Executive Vice President, General Counsel and Secretary | January 2002 |
| J. Scott Herbert (40) | Vice President—Agriproducts | September 2002 |
| Thomas R. Wittmann (56) | Vice President—Operations | October 2002 |
| Richard W. Weis (48) | Vice President—Business Development | January 2005 |
| Kenneth Robichau (53) | Vice President—Tax and Director of Internal Audit | September 2002 |
| Albert A. Riley (57) | Vice President—Refined Oils | September 2002 |
| Michael E. Wilson (55) | Vice President—Marine Operations and President of Omega Shipyard, Inc. | July 1998 |

A description of the business experience during the past five years for each of the executive officers of Omega is set forth below.

*Joseph L. von Rosenberg III* has served as President, Chief Executive Officer and a Director of the Company since July 1997.

*Robert W. Stockton* has served as Executive Vice President and Chief Financial Officer of the Company since July 1997. He has also served as Secretary from January 2000 to September 2002.

*John D. Held* has served as the Company's General Counsel since March 2000, as Vice President of the Company from April 2002 to September 2002, as Senior Vice President and Secretary since September 2002 and as Executive Vice President since June 2005. Prior thereto, Mr. Held was Senior Vice President, General Counsel and Secretary of American Residential Services, Inc., a then public company engaged in the consolidation of the air-conditioning, plumbing and electrical service industries. Prior thereto, Mr. Held practiced law for several years with a large law firm in Houston, Texas.

*J. Scott Herbert* has served as Vice President—Agriproducts of the Company since September 2002. Prior thereto, Mr. Herbert served as Vice President—Feed Ingredient Marketing of the Company's principal subsidiary, Omega Protein, Inc., since March 1998, and as Director of Fish Meal Sales and in various other sales capacities with the Company since 1992.

*Thomas R. Wittmann* has served as Vice President—Operations since October 2002. Prior thereto, Mr. Wittmann served as the General Manager of the Company's Abbeville, Louisiana facility since 1997 and served in various other Company positions since 1985.

*Richard W. Weis* has served as the Company's Vice President—Business Development since January 2005. From May 2002 until January 2004, Mr. Weis served as Vice President—Business Development for Flavors of North America, Inc., a manufacturer of flavors for the food and beverage industries. From 2000 to May 2002,

Mr. Weis was a self-employed consultant in the flavor industry. From 1993 through 2000, Mr. Weis was President of Alex Fries, Inc., a Land O'Lakes, Inc. subsidiary that produced custom flavor systems for the food and beverage industries. Mr. Weis also served as Vice President and Chief Operating Officer of Alex Fries, Inc. from 1987 to 1993.

*Kenneth Robichau* has served as Vice President—Tax since September 1998 (in a part-time capacity until September 2002) and as Director of Internal Audit since September 2002. From March 1998 until September 1998, Mr. Robichau also worked in a part-time capacity as a tax consultant for the Company. Prior to March 1998, Mr. Robichau served as Vice President—Tax and Treasurer of Zapata.

*Albert A. Riley* has served as Vice President—Refined Oils of the Company since September 2002. Prior thereto, Mr. Riley served as Vice President—Refined Oils of the Company's principal subsidiary, Omega Protein, Inc., since May 2000 and as Business Development Manager—Industrial Oils of Omega Protein, Inc., from September 1999 to April 2000. From July 1999 to September 1999, Mr. Riley served as a consultant to the Company. Prior thereto, Mr. Riley was a financial planner with Lincoln Financial.

*Michael E. Wilson* has served as President of the Company's wholly-owned subsidiary, Omega Shipyard, Inc., since June 1997. Since July 1998, he has also served as the Company's Vice President—Marine Operations and prior thereto, served as the Company's Coordinator of Marine Engineering & Maintenance. Mr. Wilson joined the Company in 1985 and served in various operating capacities until 1996.

**Properties**

The Company's material properties are described below. The Company believes its facilities are adequate and suitable for its current level of operations.

*Plants.* The Company owns its plants in Reedville, Virginia, Moss Point, Mississippi and Abbeville, Louisiana (except for certain portions of the Abbeville facility which are leased from unaffiliated third parties). The Company also owns its Health and Science Center in Reedville, Virginia, as well as its Morgan City, Louisiana property which was formerly operated as a plant. The Company leases from unaffiliated third parties the real estate on which its Cameron, Louisiana plant is located.

The Company's Moss Point, Abbeville and Cameron plants were severely damaged in the third quarter 2005 by Hurricanes Katrina and Rita. See "Company Overview—Hurricane Damages."

*Warehouse and Storage.* The Company owns, as well as leases from unaffiliated third parties, warehouses and tank space for storage of its products, generally at terminals located along the Mississippi River and Tennessee River. The Company's material storage facilities are located at:

| Location | Approximate Fish Meal and Fish Oil Storage Capacity | Owned/Lease |
|---|---|---|
| Reedville, Virginia | 29,950 tons | Owned |
| Abbeville, Louisiana | 14,500 tons | Owned |
| Moss Point, Mississippi | 18,400 tons | Owned |
| Morgan City, Louisiana | 10,000 tons | Owned |
| St. Louis, Missouri | 10,000 tons | Owned |
| Avondale, Louisiana | 25,800 tons | Leased |
| Cameron, Louisiana | 13,900 tons | Leased |
| East Dubuque, Illinois | 11,000 tons | Leased |
| Guntersville, Alabama | 10,000 tons | Leased |
| Norfolk, Virginia | 2,800 tons | Leased |
| Port Arthur, Texas | 7,500 tons | Leased |
| Gretna, Louisiana | 10,000 tons | Leased |

*Shipyard.* The Company owns a 49.4 acre shipyard facility in Moss Point, Mississippi which includes two dry docks, each with a capacity of 1,300 tons. The shipyard is used for routine maintenance and vessel refurbishment on the Company's fishing vessels and occasionally for shoreside maintenance services to third-party vessels if excess capacity exists.

The shipyard facility was severely damaged in the third quarter 2005 by Hurricane Katrina. See "Company Overview—Hurricane Damages."

*Administrative and Executive Offices.* The Company leases office space from unaffiliated third parties in Hammond, Louisiana for its administrative offices and in Houston, Texas for its executive offices. The Company plans to close its Hammond, Louisiana office in mid-2006 and consolidate those functions in its Houston, Texas office.

## Item 1A. *Risk Factors*

The Company cautions investors that the following risk factors, and those factors described elsewhere in this Report, other filings by the Company with the SEC from time to time and press releases issued by the Company, could affect the Company's actual results which could differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

The risks described below are not the only ones facing the Company. The Company's business is also subject to other risks and uncertainties that affect many other companies, such as competition, technological obsolescence, labor relations (including risks of strikes), general economic conditions and geopolitical events. Additional risks not currently known to the Company or risks that the Company currently believes are immaterial may also impair the Company's business, results of operations and financial results.

### Risks Relating to the Company's Business and Industry:

**The Company is dependent on a single natural resource and may not be able to catch the amount of menhaden that it requires to operate profitably.** The Company's primary raw material is menhaden. The Company's business is totally dependent on its annual menhaden harvest in ocean waters along the U.S. Atlantic and Gulf coasts. The Company's ability to meet its raw material requirements through its annual menhaden harvest fluctuates from year to year, and even at times month to month, due to natural conditions over which the Company has no control. These natural conditions, which include varying fish population, adverse weather conditions and disease, may prevent the Company from catching the amount of menhaden required to operate profitability.

**The Company's operations are geographically concentrated in the Gulf of Mexico where they are susceptible to regional adverse weather patterns such as hurricanes.** Three of the Company's four operating plants are located in the Gulf of Mexico (two in Louisiana and one in Mississippi), a region which has historically been subject to a late summer/early fall hurricane season. The Company's Virginia facility has in the past also at times been adversely affected by hurricanes. All three of the Company's Gulf of Mexico plants were severely damaged within a one-month span by Hurricanes Katrina and Rita in August and September 2005. Immediately after the second hurricane, approximately 70% of the Company's 2004 production capacity was impaired and the Company's business, results of operations and financial condition were materially adversely affected. Additional future weather related disruptions could, if they occur, also have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's costs of insurance for property damage will likely increase materially in future years as insurers recoup losses paid and to be paid out in connection with the Katrina and Rita hurricanes by charging higher premiums.

It is possible that Hurricanes Katrina and Rita may have adversely affected Gulf Coast waters by causing increased pollution or debris in shallow waters where the Company historically has operated and these adverse effects if they occur could adversely affect the Company's ability to catch menhaden.

**The costs of energy may materially impact the Company's business.** The Company has experienced substantially higher costs for energy in recent years, particularly in 2005 and expects these higher costs to continue into 2006. The Company's business is materially dependent on diesel fuel for its vessels and natural gas for its operating facilities. The costs of these commodities, which are beyond the Company's control, may have an adverse material impact on the Company's business, results of operations and financial condition.

**Fluctuation in "oil yields" derived from the Company's fish catch could impact the Company's ability to operate profitably.** The "oil yield," or the percentage of oil derived from the menhaden fish, while it is relatively high compared to many species of fish, has fluctuated over the years and from month to month due to natural conditions relating to fish biology over which the Company has no control. The oil yield has at times materially impacted the amount of fish oil that the Company has been able to produce from its available fish catch and it is possible that oil yields in the future could also adversely impact the Company's ability to operate profitably.

**Laws or regulations that restrict or prohibit menhaden or purse seine fishing operations could adversely affect the Company's ability to operate.** The adoption of new laws or regulations at federal, regional, state or local levels that restrict or prohibit menhaden or purse seine fishing operations, or stricter interpretations of existing laws or regulations, could materially adversely affect the Company's business, results of operations and financial condition. In addition, the impact of a violation by the Company of federal, regional, state or local law or regulation relating to its fishing operations, the protection of the environment or the health and safety of its employees could have a material adverse affect on the Company's business, results of operations and financial condition.

One example of potentially restrictive regulation involves an addendum to a fisheries management plan recommended by a regional regulatory board in August 2005 which, if it were to be adopted by the Commonwealth of Virginia, could limit for a five-year period the annual amount commercial menhaden catch in the Chesapeake Bay to the Company's 5-year average Bay catch. There is also the possibility, which the Company does not believe is likely, that if the U.S. Secretary of Commerce were to find the Commonwealth of Virginia out of compliance with the management plan, that he could declare a moratorium on all commercial harvesting of menhaden in Virginia waters unless Virginia were to comply with the restriction. See "Item 1 and 2. Business and Properties—Company Overview—Regulation" for more information.

**The Company's fish catch may be impacted by restrictions on its spotter aircraft.** If the Company's spotter aircraft are prohibited or restricted from operating in their normal manner during the Company's fishing season, the Company's business, results of operations and financial condition could be adversely affected. For example, as a direct result of the September 11, 2001 terrorist attacks, the Secretary of Transportation issued a federal ground stop order that grounded certain aircraft (including the Company's fish-spotting aircraft) for approximately nine days. This loss of spotter aircraft coverage severely hampered the Company's ability to locate menhaden fish during this nine-day period and thereby reduced its amount of saleable product.

**Worldwide supply and demand relationships, which are beyond the Company's control, influence the prices that the Company receives for many of its products and may from time to time result in low prices for many of the Company's products.** Prices for many of the Company's products are subject to, or influenced by, worldwide supply and demand relationships over which the Company has no control and which tend to fluctuate to a significant extent over the course of a year and from year to year. The factors that influence these supply and demand relationships are world supplies of fish meal made from other fish species, animal proteins and fats, palm oil, soy meal and oil, and other edible oils.

**New laws or regulation regarding contaminants in fish oil or fish meal may increase the Company's cost of production or cause the Company to lose business.** It is possible that future enactment of increasingly stringent regulations regarding contaminants in fish meal or fish oil by foreign countries or the United States may adversely affect the Company's business, results of operations and financial condition. More stringent regulations could result in: (i) the Company's incurrence of additional capital expenditures on contaminant reduction technology in order to meet the requirements of those jurisdictions, and possibly higher production costs for Company's products, or (ii) the Company's withdrawal from marketing its products in those jurisdictions.

***Risks Relating to the Company's Ongoing Operations:***

**Three of the Company's four operating plants were severely damaged by Hurricanes Katrina and Rita and the Company has had to undertake substantial rebuilding efforts.** As an immediate result of the two hurricanes, approximately 70% of the Company's operating capacity was impaired. Operations at the Moss Point and Abbeville fish processing facilities and the shipyard were re-established in mid-October 2005, but at reduced processing capabilities. The Company expects that these two facilities will return to full operational status prior to the beginning of the Gulf fishing season in April 2006. The Company is currently rebuilding is Cameron, Louisiana facility and expects it to be fully operational by mid 2006.

The costs of the rebuilding efforts will be substantial and not all costs will be covered by insurance due to deductibles, exclusions and other policy limitations. In addition, there could be some initial loss of productivity as Company personnel become familiar with new equipment and associated new operating procedures. The Company's failure to successfully rebuild its operations by effectively managing rebuilding costs, as well as any initial loss of productivity from the rebuilding efforts, could have a material adverse effect on the Company's financial condition and results of operations.

**The Company's plan to operate 31 vessels out of two Gulf of Mexico plants in 2006 rather than three may be unsuccessful.** Because of the damages to the Company's Cameron, Louisiana facility caused by Hurricane Rita, the Company intends to begin its 2006 fishing season by operating its full contingent of 31 Gulf of Mexico fishing vessels out of its two operating facilities in Abbeville, Louisiana and Moss Point, Mississippi. Later in the 2006 fishing season when the Company expects that the Cameron, Louisiana plant will be operational, up to 11 vessels will be shifted to Cameron. This plan will substantially increase the number of vessels at Abbeville and Moss Point to a level that the Company has not operated at previously. Although these two facilities have adequate processing capacity, the Company believes that fishing efforts may be diminished because increased unloading time due to additional vessels will keep some vessels off the fishing grounds during the most optimal fishing times. It is possible that other logistical, mechanical or other manpower constraints arising out of this increased vessel load could also reduce the efficiency of these two plants.

**The Company's strategy to expand into the food grade oils market may be unsuccessful.** The Company's attempts to expand its fish oil sales into the market for refined, food grade fish oils for human consumption may not be successful. The Company's expectations regarding future demand for Omega-3 fatty acids may prove to be incorrect or, if future demand does meet the Company's expectations, it is possible that purchasers could utilize Omega-3 sources other than the Company's products.

**The Company's quarterly operating results will fluctuate.** Fluctuations in the Company's quarterly operating results will occur due to the seasonality of the Company's business, the unpredictability of the Company's fish catch and oil yields, and the Company's deferral of sales of inventory based on worldwide prices for competing products.

**The Company's business is subject to significant competition, and some competitors have significantly greater financial resources and more extensive and diversified operations than the Company.** The marine protein and oil business is subject to significant competition from producers of vegetable and other animal protein products and oil products such as Archer Daniels Midland and Cargill. In addition, but to a lesser extent, the Company competes with small domestic privately-owned menhaden fishing companies and international marine protein and oil producers, including Scandinavian herring processors and South American anchovy and sardine processors. Many of these competitors have significantly greater financial resources and more extensive and diversified operations than the Company.

**The Company's foreign customers are subject to disruption typical to foreign countries.** The Company's sales of its products in foreign countries are subject to risks associated with foreign countries such as changes in social, political and economic conditions inherent in foreign operations, including:

- Changes in the law and policies that govern foreign investment and international trade in foreign countries;
- Changes in U.S. laws and regulations relating to foreign investment and trade;
- Changes in tax or other laws;
- Partial or total expropriation;
- Current exchange rate fluctuations;
- Restrictions on current repatriation; or
- Political disturbances, insurrection or war.

In addition, it is possible that the Company, at any one time, could have a significant amount of its revenues generated by sales in a particular country which would concentrate the Company's susceptibility to adverse events in that country.

**The Company may undertake acquisitions that are unsuccessful and the Company's inability to control the inherent risks of acquiring businesses could adversely affect its business, results of operations and financial condition operations.** In the future the Company may undertake acquisitions of other businesses, located either in the United States or in other countries, although there can be no assurances that this will occur. There can be no assurance that the Company will be able (i) to identify and acquire acceptable acquisition candidates on favorable terms, (ii) to profitably manage future businesses it may acquire, or (iii) to successfully integrate future businesses it may acquire without substantial costs, delays or other problems. Any of these outcomes could have a material adverse effect on the Company's business, results of operations and financial condition.

**The Company's failure to comply with federal U.S. citizenship ownership requirements may prevent it from harvesting menhaden in the U.S. jurisdictional waters.** The Company's harvesting operations are subject to the Shipping Act of 1916 and the regulations promulgated thereunder by the Department of Transportation, Maritime Administration which require, among other things, that the Company be incorporated under the laws of the U.S. or a state, the Company's chief executive officer be a U.S. citizen, no more of the Company's directors be non-citizens than a minority of a number necessary to constitute a quorum and at least 75% of the Company's outstanding capital stock (including a majority of its voting capital stock) be owned by U.S. citizens. If the Company fails to observe any of these requirements, the Company will not be eligible to conduct its harvesting activities in U.S. jurisdictional waters. Such a lost of eligibility would have a material adverse effect on the Company's business, results of operations and financial condition.

**The Company may not be able to recruit, train and retain qualified marine personnel in sufficient numbers.** The Company's business is dependent on its ability to recruit, train and retain qualified marine personnel in sufficient numbers such as vessel captains, vessel engineers and other crewmembers. To the extent that the Company is not successful in recruiting, training and retaining these employees in sufficient numbers, its productivity may suffer. If the Company were unable to secure a sufficient number of workers during periods of peak employment, the lack of personnel could have an adverse effect on the Company's business, results of operations and financial condition. The impact of Hurricanes Katrina and Rita have exacerbated the difficulties of recruiting and retaining qualified marine personnel in the Gulf Coast area.

The Company participates in the United States H2B Visa Program whereby foreign nationals are permitted to enter the United States temporarily and engage in seasonal, non-agricultural employment. The Company utilizes its H2B Visa workers for a portion of its fishing vessel crews and plant personnel. Changes in the H2B Visa Program, the termination of that program, or caps on the number of workers available under that program, could have a material adverse effect upon the Company's ability to secure a sufficient number of workers during periods of peak employment.

**The Company's Credit Facility and other Fisheries Finance Program loan agreements contain covenants and restrictions that may limit the Company's financial flexibility.** The Company's Credit Facility with Bank of America, N.A. and the Company's loan agreements under the Title XI Fisheries Finance Program contain various covenants and restrictions such as prohibitions on dividends and stock repurchases without the lender's consent. The Credit Facility also contains various financial covenants that provide, for example, that the Company may not report two quarters of consecutive net losses, and that the Company must maintain a certain ratio of earnings to fixed charges. Because the Company did experience net losses in quarters three and four in 2005 and did not maintain the required fixed charge coverage ratio for the fourth quarter of 2005, it requested (and received) a waiver of these two covenants from the bank lender. If the Company were to experience an additional two quarters of consecutive net losses or fail to maintain the fixed charge coverage ratio covenant again, it would require an additional waiver from the bank lender or the Company would be in default under the Credit Facility.

**Investment Risks.** Investment risks specifically related to the Company's common stock include:

**The Company's market liquidity for its common stock is relatively low.** As of December 31, 2005, the Company had 25,034,309 shares of common stock outstanding. The average daily trading volume in the Company's common stock during the twelve month period ending December 31, 2005 was approximately 18,900 shares. Although a more active trading market may develop in the future, the limited market liquidity for the Company's stock could affect a stockholder's ability to sell at a price satisfactory to that stockholder.

**If significant shares eligible for future sale are sold, the result could depress the Company's stock price by increasing the supply of shares in the market at a time when demand may be limited.** As of December 31, 2005, the Company had approximately 25.0 million shares of common stock outstanding, as well as stock options to purchase approximately 4.7 million shares of common stock. Of these options, approximately 4.7 million were exercisable at December 31, 2005. In addition, certain of the Company's officers and directors have entered into Rule 10b5-1 sales plans with brokers unaffiliated with the Company whereby they have committed to sell automatically and without discretion a predetermined number of shares of Company common stock over a period of time according to their own individual criteria. To the extent that the above stock options are exercised or the above shares are sold, it is possible that the additional shares being offered in the market or the increase in the number of outstanding shares could adversely affect the price for the Company's common stock.

**The Company is controlled by a principal stockholder.** Zapata Corporation, a publicly traded company, owns approximately 58% of the Company's common stock. As a result, Zapata has the ability to elect all the members of the Company's Board of Directors and otherwise control the management and affairs of the Company. This concentration of ownership makes it unlikely that any other holder or holders of the Company's common stock will be able to affect the way the Company is managed or the direction of the Company's business. The interests of Zapata with respect to matters potentially or actually involving or affecting the Company, such as future acquisitions, financings and other corporate opportunities and attempts to acquire the Company, may conflict with the interests of the Company's other stockholders. Zapata's ownership will make an unsolicited acquisition of the Company's common stock more difficult, and could discourage certain types of transactions in which holders of Company common stock might otherwise receive a premium for their shares over current market prices. In addition, because of Zapata's majority ownership, the Company is a "controlled company" under the New York Stock Exchange corporate governance guidelines and accordingly, is exempt from certain of the NYSE corporate governance requirements.

In December 2005, Zapata issued a press release announcing that Zapata's Board of Directors had authorized its management to seek a buyer for its 58% interest in the Company. The press release also announced that although Zapata's Board has asked its management to find a buyer for its interest in the Company, there can be no assurance that any transaction will result from that process.

**The Company's Articles of Incorporation and Bylaws, Nevada Law, and Federal Law have provisions that discourage corporate takeovers and could prevent stockholders from realizing a premium on their investment.** Certain provisions of the Company's Articles of Incorporation and Bylaws, as well as the Nevada Corporation Law, to which the Company is subject, could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involvement the Company, even if such events could be viewed as beneficial by its stockholders. The Company's Board of Directors is empowered to issue preferred stock in one or more series without stockholder action. Any issuance of this blank-check preferred stock could materially limit the rights of holders of the Company's common stock and render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In additional, the Articles of Incorporation and Bylaws contain a number of provisions which could impede a takeover or change in control of the Company, including, among other things, staggered terms for members of its Board of Directors, the requiring of two-thirds vote of stockholders to amend certain provisions of the Articles of Incorporation or the inability, after Zapata no longer owns a majority of the Company's common stock, to take action by written consent or to call special stockholder meetings. Certain provisions of the Nevada Corporation Law could also discourage takeover attempts that have not been approved by the Company's Board of Directors. In addition, federal law requires that at least 75% of the Company's outstanding capital stock be owned by U.S. citizens which will discourage takeover attempts by potential foreign purchasers.

**The Company has not paid dividends and does not expect to pay dividends in the near future.** The Company has never declared or paid any cash dividends on its common stock since it became a public company in April 1998 and has no intention to do so in the near future. Any determination as to payment of dividends will be made at the discretion of the Company's Board of Directors and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors that the Board of Directors deems relevant. In addition, the payment of cash dividends is not permitted by the terms of the Company's revolving credit agreement with Bank of America, N.A.

**Item 1B.** ***Unresolved Staff Comments.***

None.

**Item 3.** ***Legal Proceedings.***

The Company is defending various claims and litigation arising from operations which arise in the ordinary course of the Company's business. In the opinion of management, any losses resulting from these matters will not have a material adverse affect on the Company's results of operations, cash flows or financial position.

**Item 4.** ***Submission of Matters to a Vote of Security Holders.***

No matter was submitted to a vote of Omega's stockholders during the fourth quarter of 2005.

## PART II

**Item 5.** ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Omega's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "OME". The daily high and low sales prices for the common stock, as reported in the consolidated transactions reporting system, as well as the amounts per share of dividends declared during 2005 and 2004, for each quarterly period ending on the date indicated, are shown in the following table.

| | Dec. 31, 2005 | Sep. 30, 2005 | Jun. 30, 2005 | Mar. 31, 2005 | Dec. 31, 2004 | Sep. 30, 2004 | Jun. 30, 2004 | Mar. 31, 2004 |
|---|---|---|---|---|---|---|---|---|
| High sales price | $7.49 | $8.10 | $7.15 | $9.46 | $9.45 | $10.32 | $11.80 | $8.25 |
| Low sales price | 5.91 | 6.18 | 5.85 | 6.01 | 7.25 | 7.60 | 7.30 | 6.56 |

On February 21, 2006, the closing price of Omega's common stock, as reported by the NYSE, was $6.45 per share. As of February 21, 2006, there were approximately 32 holders of record of Omega's common stock. This number does not include any beneficial owners for whom shares may be held in a "nominee" or "street" name.

Omega has never declared any dividends since it became a public company in April 1998. Omega intends to retain earnings, if any, and does not anticipate declaring or paying dividends on its common stock in the foreseeable future. Any future determination as to payment of dividends will be made at the discretion of the Board of Directors of Omega and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors that the Board of Directors deems relevant. In addition, the payment of cash dividends is not permitted by the terms of the Company's revolving credit agreement with Bank of America, N.A. (the "Credit Facility"). See "Item 7—Management's Discussion and Analysis of Financial Conditional and Results of Operations—Liquidity and Capital Resources."

The Company did not repurchase any of its common stock in 2005.

**Item 6.** ***Selected Financial Data.***

The following table sets forth certain selected historical consolidated financial information for the periods presented and should be read in conjunction with the Consolidated Financial Statements of the Company included in Item 8 of this Report and the related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (in thousands, except per share amounts) | | | | |
| INCOME STATEMENT DATA: | | | | | |
| Revenues | $109,896 | $119,645 | $117,926 | $117,008 | $ 98,752 |
| Operating income (loss) | (10,887) | 5,288 | 9,529 | 18,669 | 5,807 |
| Net income (loss) | (7,186) | 3,202 | 5,798 | 12,169 | 3,885 |
| Per share income (loss) basic | (0.29) | 0.13 | 0.24 | 0.51 | 0.16 |
| Per share income (loss) diluted | (0.29) | 0.12 | 0.22 | 0.48 | 0.16 |
| CASH FLOW DATA: | | | | | |
| Capital expenditures | 17,283 | 22,907 | 14,930 | 7,765 | 1,921 |
| BALANCE SHEET DATA (end of period): | | | | | |
| Working capital | $ 79,120 | $ 73,137 | $ 80,937 | $ 71,851 | $ 54,216 |
| Property and equipment, net | 93,965 | 97,766 | 85,231 | 80,713 | 82,030 |
| Total assets | 200,227 | 190,162 | 186,168 | 179,027 | 165,227 |
| Current maturities of long-term debt | 2,443 | 1,661 | 1,566 | 1,270 | 1,296 |
| Long-term debt | 27,658 | 15,943 | 17,605 | 14,239 | 15,510 |
| Stockholders' equity | 142,367 | 149,667 | 145,217 | 135,036 | 127,445 |

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following is a discussion of the Company's financial condition and results of operations. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company appearing under Item 8 herein. Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings or stockholders' equity.

## General

*Business.* Omega is the largest U.S. producer of protein-rich meal and oil derived from marine sources. The Company's products are produced from menhaden (a herring-like fish found in commercial quantities), and include regular grade and value-added specialty fish meals, crude and refined fish oils and fish solubles. The Company's fish meal products are used as nutritional feed additives by animal feed manufacturers and by commercial livestock producers. The Company's crude fish oil is sold to food producers and feed manufacturers, and its refined fish oil products are used in food production and certain industrial applications. Fish solubles are sold as protein additives for animal feed and as fertilizers.

*Fishing.* The Company's harvesting season generally extends from May through December on the mid-Atlantic coast and from April through October on the Gulf coast. During the off-season and the first few months of each fishing season, the Company fills purchase orders from the inventory it has accumulated during the previous fishing season or in some cases, by re-selling meal purchased from other suppliers.

On August 29, 2005, the Company's Moss Point, Mississippi fish processing facility and adjacent shipyard were severely damaged by Hurricane Katrina. On September 25, 2005, the Company's Cameron, Louisiana and Abbeville, Louisiana fish processing facilities were also severely damaged by Hurricane Rita. Each of these facilities was non-operational immediately after these weather events. Operations at the Moss Point fish processing facility, the Abbeville fish processing facility and the shipyard were re-established in mid-October, 2005, but at reduced processing capabilities.

The Company is currently rebuilding its Cameron, Louisiana facility and expects it to be fully operational by mid 2006. The Company currently estimates that its full contingent of 31 Gulf of Mexico fishing vessels will begin the 2006 fishing season and will be capable of unloading its fish catch at the Company's Moss Point and Abbeville fish processing facilities. Although these facilities have adequate processing capacity, the Company believes that fishing efforts may be diminished because increased unloading time due to additional vessels could keep some vessels off the fishing grounds during the most optimal fishing times.

The fish catch is processed into three general types of products; fish meal, fish oil and fish solubles at the Company's four meal and oil processing plants, two in Louisiana, one in Mississippi and one in Virginia.

*Harvesting and Production.* The following table summarizes the Company's harvesting and production for the indicated periods:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Fish catch (tons) (1) | 522,399 | 534,761 | 543,404 |
| Production (tons): | | | |
| Fish meal | | | |
| Regular grade | 30,944 | 29,016 | 40,795 |
| Special Select | 82,452 | 84,060 | 73,098 |
| Sea-Lac | 22,751 | 25,862 | 29,308 |
| Oil | | | |
| Crude | 53,140 | 51,060 | 53,813 |
| Refined | 6,335 | 6,447 | 5,616 |
| Solubles | 6,439 | 5,492 | 5,821 |
| Total Production | 202,061 | 201,937 | 208,451 |

(1) Fish catch has been converted to tons using the National Marine Fisheries Service ("NMFS") fish catch conversion ratio of 670 pounds per 1,000 fish.

In 2002, the Company's total production was 241,972 tons of meal, oil and solubles. During 2005, 2004 and 2003, the Company experienced a poor fish catch (approximately 11%, 18% and 11%, respectively, below expectations and a similar reduction from 2002 actual results), combined with poor oil yields. In 2005, the reduced fish catch was primarily attributable to Hurricanes Katrina and Rita and the subsequent loss of substantially all Gulf operating capacity resulting from those hurricanes. In 2004 and 2003, the reduced fish catch was primarily attributable to adverse weather conditions and the poor oil yields were due to the reduced fat content of the fish. As a result of the poor fish catch and reduced yields, the Company experienced significantly higher per unit product costs (approximately 15% increase) during 2004 compared to 2003. The impact of higher cost inventories and fewer volumes available for sale was carried forward and has adversely affected the Company's earnings through the first and second quarters of 2005. During the third quarter of 2005, the Company suffered plant closures due to Hurricanes Katrina and Rita. The direct impact of the hurricanes upon the Company was loss of physical inventories and physical damage to three plants. The interruption of processing capabilities caused the Company to address the impact of abnormal downtime of its processing facilities, which resulted in the immediate recognition of costs which would ordinarily have been captured as inventory costs. The amounts of these losses were substantial and are more fully described in Notes 2, 3, 5 and 12 of Notes to Consolidated Financial Statements.

*Markets.* Pricing for the Company's products has been volatile in the past several years and is attributable mainly to the international availability, or the perceived international availability, of fish meal and fish oil inventories. In an effort to reduce price volatility and to generate higher, more consistent profit margins, in fiscal 2000 the Company embarked on a quality control program designed to increase its capability of producing higher quality fish meal products and, in conjunction therewith, enhanced it sales efforts to penetrate premium product markets. Since 2000, the Company's sales volumes of specialty meal products have increased approximately 41%. Future volumetric growth in specialty meal sales will be dependant upon increased harvesting efforts and market demand. Additionally, the Company is attempting to introduce its refined fish oil into the food market. The Company has made sales, which to date have not been material, of its refined fish oil, trademarked OmegaPure®, to food manufacturers in the United States and Canada at prices that provide substantially improved margins over the margins that can be obtained from selling non-refined crude fish oil. The Company cannot estimate, however, the size of the actual domestic or international markets for Omega Pure or how long it may take to develop these markets.

During 2002, the Company developed a business plan to expand its purchase and resale of other manufacturers' fish meal and fish oil products and engaged a full-time consultant to implement the Company's business plan which focused initially on the purchase and resale of Mexican fish meal and fish oil. In 2002, revenues generated from these types of transactions represented less than 2% of total Company revenues. During 2003 and again in 2004, the Company's fish catch and resultant product inventories were reduced, primarily due to adverse weather conditions. The Company supplemented its inventories and subsequent sales by purchasing other fish meal and oil products. Although operating margins from these activities are less than the margins typically generated from the Company's base domestic production, these operations provide the Company with a source of fish meal and oil to sell into other markets where the Company has not historically had a presence. The Company purchased products totaling approximately 16,555 and 17,800 tons, or approximately 8% and 8% of total volume sales for the fiscal year ended December 31, 2005 and 2004, respectively.

Historically, approximately 35% to 40% of Omega's FAQ fish meal was sold on a two-to-twelve-month forward contract basis. The balance of regular grade and other products was substantially sold on a spot basis through purchase orders. The Company began a similar forward sales program for its specialty grade meals and crude fish oil for 2002 due to increasing demand for these products. During 2003, 2004 and 2005 approximately 50%, 43% and 70% respectively, of its specialty meals and crude fish oil had been sold on a forward contract basis. The Company's annual revenues are highly dependent on both annual fish catch and inventories and, in addition, inventory is generally carried over from one year to another year. The Company determines the level of inventory to be carried over based on prevailing market prices of the products and anticipated customer usage and demand during the off season. Thus, production volume does not necessarily correlate with sales volume in the same year and sales volumes will fluctuate from quarter to quarter. The Company's fish meal products have a useable life of approximately one year from date of production. Practically, however, the Company typically attempts to empty its warehouses of the previous season's products by the second or third month of the new fishing season. The Company's crude fish oil products do not lose efficacy unless exposed to oxygen and therefore, their storage life typically is longer than that of fish meal.

The following table sets forth the Company's revenues by product (in millions) and the approximate percentage of total revenues represented thereby, for the indicated periods:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Revenues | Percent | Revenues | Percent | Revenues | Percent |
| Regular Grade | $ 19.4 | 17.7% | $ 20.7 | 17.3% | $ 26.5 | 22.5% |
| Special Select | 48.5 | 44.1 | 49.5 | 41.4 | 39.5 | 33.5 |
| SeaLac | 17.7 | 16.1 | 18.6 | 15.6 | 14.5 | 12.3 |
| Crude Oil | 17.3 | 15.7 | 24.3 | 20.3 | 31.5 | 26.7 |
| Refined Oil | 5.3 | 4.8 | 4.7 | 3.9 | 3.8 | 3.2 |
| Fish Solubles | 1.7 | 1.6 | 1.8 | 1.5 | 2.1 | 1.8 |
| Total | $109.9 | 100.0% | $119.6 | 100.0% | $117.9 | 100.0% |

### Liquidity and Capital Resources

The Company's primary sources of liquidity and capital resources have been cash flows from operations, bank credit facilities and term loans from various lenders provided pursuant to the National Marine Fisheries Finance Program under Title XI of the Marine Act of 1936 ("Title XI"). These sources of cash flows have been used for capital expenditures and payment of long-term debt. The Company expects to finance future expenditures through internally generated cash flows and, if necessary, through funds available from the Credit Facility and/or Title XI facilities described below.

Under a program offered through National Marine Fisheries Services ("NMFS") pursuant to Title XI, the Company has secured loans through lenders with terms generally ranging between 12 and 20 years at interest rates between 6% and 8% per annum which are enhanced with a government guaranty to the lender for up to

80% of the financing. The Company's current Title XI borrowings are secured by liens on 17 fishing vessels and mortgages on the Company's Reedville, Virginia and Abbeville, Louisiana plants. In 1996, Title XI borrowing was modified to permit use of proceeds from borrowings obtained through this program for shoreside construction. The Company used the entire $20.6 million amount originally authorized under the program. Loans are now available under similar terms pursuant to the Title XI program without intervening lenders. The Company borrowed $1.9 million under this new program during 2001 and borrowed an additional $5.3 million Title XI loan on December 30, 2003.

On September 2, 2004, pursuant to the Title XI program, the United States Department of Commerce approved a financing application made by the Company in the amount of $14 million (the "Approval Letter"). In December 2004, the Company submitted a $4.9 million financing request to be drawn against the $14 million approved financing application. In 2005, the Company amended the request to include the entire $14 million, and closed on this loan in October 2005. On December 1, 2005, pursuant to the Title XI program, the United States Department of Commerce approved another financing application made by the Company in the amount of $16.4 million. The Company expects that this loan, or some portion of it, will close in the latter part of 2006. Borrowings under this Title XI program may be used for refurbishment of the Company's fishing vessels and capital expenditures relating to the Company's shore-side fishing assets. The Title XI loans are secured by liens on certain of the Company's fishing vessels and mortgages on the Company's Reedville, Virginia and Abbeville and Cameron, Louisiana plants.

Omega had an unrestricted cash balance of $26.4 million at December 31, 2005, down $6.4 million from December 31, 2004. This decrease was due primarily to capital expenditures, purchase of additional property adjacent to the Moss Point, Mississippi facility, and costs associated with the fishing season production and hurricane rebuilding efforts. The Company's liquidity is greatly influenced by the selling prices received for its products. Should the Company experience decreased pricing in the future, as it experienced in 1999 and 2000, liquidity would decline and the Company would likely have to utilize its working capital credit facility. Additionally, as a result of hurricanes Katrina and Rita, the Company suffered significant damages to property and equipment that will need to be repaired or replaced in the near future. Insurance proceeds are not expected to fully cover all of those costs and the remainder will be funded from the Company's existing cash balances and Credit Facility. The Company's long-term debt at December 31, 2005 and December 31, 2004 was $27.7 million and $15.9 million, respectively. Current maturities attributable to the Company's long-term debt were $2.4 and $1.7 million at December 31, 2005 and December 31, 2004, respectively. The Company did not utilize its working capital credit facility during 2005 or 2004 other than for $8.0 and $2.7 million, respectively, in standby letters of credit used to support Company workers compensation programs in 2005 and 2004 and to purchase fish meal from a third party in 2005. As of December 31, 2005, the Company had $10.1 million available under its working capital credit facility. The Company has no off-balance sheet arrangements other than normal operating leases and standby letters of credit.

The following tables aggregate information about the Company's contractual cash obligations and other commercial commitments (in thousands) as of December 31, 2005:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Cash Obligations** | **Total** | **Less than 1 year** | **1 to 3 years** | **4 to 5 years** | **After 5 years** |
| Long Term Debt | $30,101 | $ 2,443 | $5,062 | $4,278 | $18,318 |
| Interest on long term debt | 13,693 | 1,833 | 3,439 | 2,776 | 5,645 |
| Fish Meal Purchase (1) | 2,618 | 2,618 | — | — | — |
| Operating Leases | 6,273 | 740 | 1,397 | 1,304 | 2,832 |
| Minimum Pension Liability (2) | 10,932 | — | — | — | 10,932 |
| Standby Letters of Credit (3) | 8,030 | 8,030 | — | — | — |
| Total Contractual Cash Obligations | $71,647 | $15,664 | $9,898 | $8,358 | $37,727 |

(1) This amount represents the fish meal purchase not related to standby letters of credit. An additional $5,056,000 of fish meal purchases is contained in standby letters of credit obligation.

(2) The Company expects to make contributions of $2.6 million to the pension plan in 2006.

(3) As of December 31, 2005, the Company had no outstanding borrowings under the $20 million Credit Facility other than $8.0 million in standby letters of credit. In September 2004 the United States Department of Commerce Fisheries Finance Program approved a $14 million financing application ("Approval Letter") made by the Company. As of December 31, 2005, the Company had closed on the $14 million loan.

Net operating activities provided (used) cash of approximately $(4.1) and $20.6 million for the years ended December 31, 2005 and 2004, respectively. The decrease in operating activities is primarily attributable to the change in activities relating to increased inventory and losses associated with hurricanes Katrina and Rita.

Net investing activities used cash of $15.2 million and $22.8 million for the years ended December 31, 2005 and 2004, respectively. In addition to any future capital expenditures related to the hurricanes, the Company's investing activities consists mainly of capital expenditures for equipment purchases, replacements, vessel refurbishments, and fish oil refining processes. In addition to any future capital expenditures related to the hurricanes, the Company anticipates making approximately $8 million in capital expenditures in 2006, which will be used to refurbish vessels, plant assets and to repair certain equipment. Investing activities also includes the receipt of $2.0 million from an insurance company relating to hurricanes Katrina and Rita for the year ending December 31, 2005.

Net financing activities provided (used) cash of $12.9 million and $(404,000) during the years ended December 31, 2005 and 2004, respectively. The year 2005 included $1.5 million used for payments of debt obligations which was offset by $14 million in proceeds from Title XI debt. The year 2004 included $1.6 million for payments of debt obligations offset by $1.2 million in proceeds by the exercise of stock options.

On December 20, 2000 the Company entered into a $20 million revolving credit agreement with Bank of America, N.A. (the "Credit Facility"). Borrowings under this facility may be used for working capital and capital expenditures. The Company is required to comply with certain financial covenants from and after the last day of any month in which the Credit Facility's availability is less than $3 million on any date or the Credit Facility's availability averages less than $6 million for any calendar month. The Credit Facility was amended on October 11, 2005, to increase the amount of Title XI loans that the Company is permitted to borrow from $25 million to $31 million. The Credit Facility was further amended on November 16, 2005, to among other things, extend the term of the Credit Facility from December 20, 2006 to October 31, 2007, decrease the maximum borrowing availability tied to the Company's eligible inventory from $12 million to $10 million, add a covenant that the Company may not generate a net loss for any two consecutive quarters, increase the Fixed Charge Coverage Ratio to be less than 1.25 to 1, as measured on a quarterly basis using the consolidated results of the four fiscal quarter period ending with the applicable reporting period and reduce both the unused commitment fee and interest rates. A commitment fee of 37.5 basis points per annum is payable quarterly on the actual daily amount of the availability under the Credit Facility. The applicable interest rate will be adjusted (up or down) prospectively on a quarterly basis from LIBOR plus 2.00% to LIBOR plus 2.50% or at the Company's option, Prime minus 0.50% to Prime plus 0.00%, depending upon the Fixed Charge Coverage Ratio being greater than 2.5 times to less than or equal to 1.5 times, respectively. The Credit Facility is collateralized by all of the Company's trade receivables, inventory and equipment. In addition, the Credit Facility does not allow for the payment of cash dividends or stock repurchases.

As of December 31, 2005, the Company was out of compliance with the Minimum Net Income covenant in the Credit Facility due to its reporting of net losses for two consecutive quarters (third and fourth quarters of 2005). The Company notified the lender of the covenant non-compliance and received a waiver from the lender.

As of December 31, 2005, the Company was out of compliance with the Ratio of Earnings to Fixed Charges covenant in the Credit Facility. The Company notified the lender of the covenant non-compliance and received a waiver from the lender.

As of December 31, 2005, the Company had no borrowings outstanding under the Credit Facility. At December 31, 2005 and 2004, the Company had outstanding letters of credit under the Credit Facility totaling approximately $8.0 million and $2.7 million, respectively, issued primarily in support of worker's compensation insurance programs in 2005 and 2004 and to purchase fish meal from a third party in 2005.

In September 2004, the United States Department of Commerce Fisheries Finance Program (the "FFP") approved the Company's financing application in an amount not to exceed $14 million (the "Approval Letter"). Borrowings under the Approval Letter are to be used to finance and/or refinance approximately 73% of the actual depreciable cost of the Company's future fishing vessel refurbishments and capital expenditures relating to shore-side fishing assets, for a term not to exceed 15 years from inception at interest rates determined by the U.S. Treasury. Final approval for all such future projects requires individual approval through the Secretary of Commerce, National Oceanic and Atmospheric Administration, and National Marine Fisheries Service ("National Marine Fisheries Service"). Borrowings under the FFP are required to be evidenced by secured agreements, undertakings, and other documents of whatsoever nature deemed by the National Marine Fisheries Service's sole discretion, as necessary to accomplish the intent and purpose of the Approval Letter. The Company is required to comply with customary National Marine Fisheries Service covenants as well as certain special covenants. In December 2004, the Company submitted a $4.9 million financing request against the $14 million approval, and subsequently amended that request to include the entire $14 million. The Company closed on the $14 million FFP loan on October 17, 2005. On December 1, 2005, pursuant to the Title XI program, the United States Department of Commerce approved another financing application made by the Company in the amount of $16.4 million. The Company expects to close on a portion of this application in the latter part of 2006.

The Company's principal raw material is menhaden, a species of fish that inhabits coastal and inland tidal waters in the United States. Menhaden are undesirable for direct human consumption due to their small size, prominent bones and high oil content. Certain state agencies, as well as interstate compacts, impose resource depletion restrictions on menhaden pursuant to fisheries management legislation or regulations and may impose additional legislation or regulations in the future. For example, in August 2005, the Management Board of the ASMFC approved an addendum to an existing Fishery Management Plan. The addendum, if it were to be accepted and implemented by the Commonwealth of Virginia as an ASMFC member, would establish an annual cap for a five year period beginning in 2006 on the Company's menhaden landings from the Chesapeake Bay in an amount equal to the Company's average annual landings over a five year period. The Company estimates that this annual limitation would be approximately 106,000 metric tons. Had the cap been in place for the 2005 fishing season, it would not have impacted the Company's 2005 fishing operations in the Chesapeake Bay. However, in this case, the Virginia legislature did not approve the recommended cap, and the Virginia Attorney General later issued an advisory opinion that the Management Board exceeded its authority when it adopted the recommended cap. See "Item 1 and 2. Business and Properties—Company Overview—Regulation." To date, the Company has not experienced any material adverse impact on its fish catch or results of operations as a result of these recommended restrictions.

The Company from time to time considers potential transactions including, but not limited to, enhancement of physical facilities to improve production capabilities and the acquisition of other businesses. Certain of the potential transactions reviewed by the Company would, if completed, result in its entering new lines of business (generally including certain businesses to which the Company sells its products such as pet food manufacturers, aquaculture feed manufacturers, fertilizer companies and organic foods distributors), although historically, reviewed opportunities have been generally related in some manner to the Company's existing operations or which would have added new protein products to the Company's product lines. Although the Company does not, as of the date hereof, have any commitment with respect to a material acquisition, it could enter into such agreement in the future.

The Company carries insurance for certain losses relating to its vessels and Jones Act liability for employees aboard its vessels (collectively, "Vessel Claims Insurance"). The typical Vessel Claims Insurance policy contains an annual aggregate deductible ("AAD") for which the Company remains responsible, while the insurance carrier is responsible for all applicable amounts which exceed the AAD. It is the Company's policy to accrue current amounts due and record amounts paid out on each claim. Once payments exceed the AAD, the Company records an insurance receivable for a given policy year.

In 2003, the Company's Vessel Claims Insurance carrier for the period October 1, 1997 through September 30, 1998, and for 80% of the Company's Jones Act claims for the period October 1, 1998 through March 31, 2000 was declared insolvent by a state insurance regulator. The Company had previously provided an allowance for doubtful accounts for all the amount due to the Company from the insurance carrier.

The Company believes that the existing cash, cash equivalents, short-term investments and funds available through its Credit Facility will be sufficient to meet its working capital and capital expenditure requirements through at least the next twelve months. In addition, the Company expects to receive insurance proceeds from hurricane damages to assist in meeting its capital expenditures.

## Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein, including estimates about the effects of matters or future events that are inherently uncertain. The most significant of these requiring difficult or complex judgments in any particular period involve the costing of inventory, including inventory lower-of-cost-or-market analyses and the Company's accounting for various losses on self-insurance retentions.

*Hurricane Losses*

On August 29, 2005, the Company's Moss Point, Mississippi fish processing facility and adjacent shipyard were severely damaged by Hurricane Katrina. On September 25, 2005, the Company's Cameron, Louisiana and Abbeville, Louisiana fish processing facilities were also severely damaged by Hurricane Rita. Each of these facilities was non-operational immediately after these weather events. Operations at the Moss Point fish processing facility, the Abbeville fish processing facility and the shipyard were re-established in mid-October, 2005, but at reduced processing capabilities. The Company is currently rebuilding its Cameron, Louisiana facility and expects it to be fully operational by mid 2006.

The direct impact of the two hurricanes upon the Company was a loss of physical inventories and physical damage to the plants. The interruption of processing capabilities caused the Company to address the impact of abnormal downtime of its processing facilities, which resulted in the immediate recognition of costs which would ordinarily have been captured as inventory costs. The amounts of these losses are more fully described in Notes 2, 3, 5 and 12.

The Company maintains insurance coverage for a variety of these damages, most notably property, inventory and vessel insurance. The nature and extent of the insurance coverage varies by line of policy and the Company has recorded insurance recoveries as accounts receivable based on estimates. The Company anticipates that further recoveries could be available, but such additional recoveries will require further analysis and discussions with the Company's insurance carriers and adjusters. Such recoveries, if any, would be recognized in future periods once they are deemed probable. The Company does not maintain business interruption insurance in any material amounts.

*Revenue Recognition*

The Company derives revenue principally from the sales of a variety of protein and oil products derived from menhaden. The Company recognizes revenue for the sale of its products when title and rewards of ownership to its products are transferred to the customer.

*Impairment of Long-Lived Assets*

The Company evaluates at each balance sheet date the continued appropriateness of the carrying value of its long-lived assets including its long-term receivables and property, plant and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposals of Long-Lived Assets." The Company reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of any such assets or grouping of assets may not be recoverable. The Company has grouped certain assets together (primarily marine vessels) for impairment testing on a fleet basis. If indicators of impairment are present, management would evaluate the undiscounted cash flows estimated to be generated by those assets or grouping of assets compared to the carrying amount of those items. The net carrying value of assets or grouping of assets not recoverable is reduced to fair value. The Company considers continued operating losses, or significant and long-term changes in business conditions, to be its primary indicators of potential impairment.

*Property, Equipment and Depreciation*

Property and equipment additions are recorded at cost. Depreciation of property and equipment is computed by the straight-line method at rates expected to amortize the cost of property and equipment, net of salvage value, over their estimated useful lives. Estimated useful lives, determined at the date of acquisition, of new assets acquired are based primarily on the review of existing property and equipment. Estimated useful lives are as follow:

| | Useful Lives (years) |
|---|---|
| Fishing vessels and fish processing plants | 15-20 |
| Machinery, equipment, furniture and fixtures and other | 3-10 |

Replacements and major improvements are capitalized; maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the statement of operations. The Company capitalizes interest as part of the acquisition cost of a qualifying asset.

Interest is capitalized only during the period of time required to complete and prepare the asset for its intended use.

*Inventories*

Inventory is stated at the lower of cost or market. The Company's fishing season runs from mid-April to the first of November in the Gulf of Mexico and from the beginning of May into December in the Atlantic. Government regulations generally preclude the Company from fishing during the off-seasons.

The Company's inventory cost system considers all costs associated with an annual fish catch and its processing, both variable and fixed, including both costs incurred during the off-season and during the fishing season. The Company's costing system allocates cost to inventory quantities on a per unit basis as calculated by a formula that considers total estimated inventoriable costs for a fishing season (including off-season costs) to total estimated fish catch and the relative fair market value of the individual products produced. The Company adjusts the cost of sales, off-season costs and inventory balances at the end of each quarter based on revised estimates of total inventoriable costs and fish catch. The Company's lower-of-cost-or-market-value analyses at year-end and at interim periods compares total estimated per unit production cost of the Company's expected production to the projected per unit market prices of the products. The impairment analyses involve estimates of, among other things, future fish catches and related costs, and expected commodity prices for the fish products. These estimates, which management believes are reasonable and supportable, involve estimates of future activities and events which are inherently imprecise and from which actual results may differ materially. Revisions in such estimates or actual results could materially impact the Company's results of operation and financial position.

Any costs incurred during abnormal downtime related to activity at the Company's plants are charged to expense as incurred.

During the off-seasons, in connection with the upcoming fishing seasons, the Company incurs costs (i.e., plant and vessel related labor, utilities, rent, repairs and depreciation) that are directly related to the Company's infrastructure. These costs accumulate in inventory and are applied as elements of the cost of production of the Company's products throughout the fishing season ratably based on the Company's monthly fish catch and the expected total fish catch for the season.

*Insurance*

The Company carries insurance for certain losses relating to its vessels and Jones Act liabilities for employees aboard its vessels. The Company provides reserves for those portions of the Annual Aggregate Deductible for which the Company remains responsible by using an estimation process that considers Company-specific and industry data as well as management's experience, assumptions and consultation with counsel, as these reserves include estimated settlement costs. Management's current estimated range of liabilities related to such cases is based on claims for which management can estimate the amount and range of loss. For those claims where there may be a range of loss, the Company has recorded an estimated liability inside that range, based on management's experience, assumptions and consultation with counsel. The process of estimating and establishing reserves for these claims is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. There is some degree of inherent variability in assessing the ultimate amount of losses associated with these claims due to the extended period of time that transpires between when the claim might occur and the full settlement of such claims. This variability is generally greater for Jones Act claims by vessel employees. The Company continually evaluates loss estimates associated with claims and losses as additional information becomes available and revises its estimates. Although management believes estimated reserves related to these claims are adequately recorded, it is possible that actual results could significantly differ from the recorded reserves, which could materially impact the Company's results of operations, financial position and cash flow.

With respect to health insurance, the Company is primarily self-insured. The Company purchases individual stop loss coverage with a large deductible. As a result, the Company is primarily self-insured for claims and associated costs up to the amount of the deductible, with claims in excess of the deductible amount being covered by insurance. Expected claims estimates are based on health care trend rates and historical claims data; actual claims may differ from those estimates. The Company continually evaluates its claims experience related to this coverage with information obtained from its risk management consultants.

Assumptions used in preparing these insurance estimates are based on factors such as claims settlement patterns, claim development trends, claim frequency and severity patterns, inflationary trends and data reasonableness. Together these factors will generally affect the analysis and determination of the "best estimate" of the projected ultimate claim losses. The results of these evaluations are used to both analyze and adjust the Company's insurance loss reserves.

*Pension*

The Company estimates income or expense related to its pension plan based on actuarial assumptions, including assumptions regarding discount rates and expected returns on plan assets. The Company determines the discount rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of its pension obligations. Based on historical data and discussions with its actuary, Omega determines its expected return on plan assets based on the expected long-term rate of return on its plan assets and the market-related value of its plan assets. Changes in these assumptions can result in significant changes in estimated pension income or expense. The Company will revise its assumptions on an annual basis based upon changes in current interest rates, return on plan assets and the underlying demographics of the workforce. These assumptions are reasonably likely to change in future periods and may have a material impact on future earnings.

**Results of Operations**

The following table sets forth as a percentage of revenues, certain items of the Company's operations for each of the indicated periods.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenues | 100.0% | 100.0% | 100.0% |
| Cost of sales | 83.7 | 87.1 | 84.0 |
| Gross profit | 16.3 | 12.9 | 16.0 |
| Selling, general and administrative expenses | 11.7 | 8.3 | 8.0 |
| Loss resulting from natural disaster, net | 14.3 | — | — |
| Loss (gain) on disposal of assets | 0.2 | 0.2 | (0.1) |
| Operating income (loss) | (9.9) | 4.4 | 8.1 |
| Interest income | 0.6 | 0.5 | 0.4 |
| Interest expense | (1.1) | (0.8) | (1.0) |
| Other income (expense) | 0.0 | (0.2) | (0.2) |
| Income (loss) before income taxes | (10.4) | 3.9 | 7.3 |
| Provision (benefit) for income taxes | (3.9) | 1.2 | 2.4 |
| Net (loss) income | (6.5) | 2.7 | 4.9 |

*2005—2004*

*Revenues.* Revenues decreased $9.7 million or 8.1%, from $119.6 million in 2004 as compared to $109.9 million in 2005. The decrease in revenues was due to lower sales volumes of 6.7% and 26.5% for the Company's fish meal and fish oil, respectively. The decrease in revenue was offset by 2005 sales prices of the Company's fish meal and fish oil which increased by 4.4% and 5.6%, respectively, as compared to the 2004 sales prices. Considering both fish meal and fish oil sales activities, the Company experienced a $14.2 million decrease in revenues due to reduced sales volumes, offset by an increase of $4.0 million in sales caused by increased sales prices, when comparing 2005 to 2004.

*Cost of Sales.* Cost of sales, including depreciation and amortization, for 2005 was $92.0 million, a $12.3 million decrease or 11.8% as compared to 2004. Cost of sales as a percentage of revenues was 83.7% for 2005 as compared to 87.1% for 2004. The 3.4% decrease in cost of sales as percentage of revenue was primarily due to increased sales prices, as noted above, in 2005 as compared to 2004 and decreased per unit product costs in 2005 as compared to 2004 due to increased production during the period the Gulf of Mexico plants were operational in 2005.

*Gross Profit.* Gross profit increased $2.5 million or 16.2% from $15.4 million in 2004 to $17.9 million in 2005. As a percentage of revenues the Company's gross profit margin increased 3.4% in 2005 as compared to 2004. The increase in gross profit was primarily due to the 11.8% decrease in cost of sales as a result of the factors discussed above.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased $3.0 million or 30.3% from $9.9 million in 2004 to $12.9 million in 2005. The increase was primarily due to increased expenditures related to the Company's governmental relations program, increased audit fees, increases in employee-related costs and expenses, marketing expenditures and expenses associated with abandoned acquisition activity.

*Loss resulting from natural disaster.* For the year ended December 31, 2005, the Company incurred losses, net of insurance receivable, of $15.7 million relating to damages incurred at its Moss Point, Mississippi fish processing facility and adjacent shipyard from Hurricane Katrina, and damages incurred at its Cameron and Abbeville, Louisiana fish processing facilities from Hurricane Rita.

*Loss on disposal of assets.* Loss on disposal of assets decreased $38,000 from a loss of $187,000 in 2004 to a loss of $149,000 in 2005. The decrease was the result of losses on the disposal of miscellaneous assets in 2005.

*Operating income (loss).* As a result of the factors discussed above, the Company's operating income (loss) decreased $16.2 million from $5.3 million in 2004 to a loss of $10.9 million in 2005. As a percentage of revenues, operating income (loss) decreased 14.3% from 4.4% in 2004 to (9.9)% in 2005.

*Interest income.* Interest income increased by $21,000 from $594,000 in 2004 to $615,000 in 2005. The increase was primarily due to higher returns on the Company's cash and cash equivalents.

*Interest expense.* Interest expense increased $290,000 from $965,000 in 2004 to $1,255,000 in 2005. The increase in interest expense was primarily due to interest associated with the addition $14 million in debt which was obtained in October 2005.

*Other income (expense), net.* Other income (expense), net increased by $294,000 from ($221,000) in 2004 to $73,000 in 2005. The increase in other income (expense), net was primarily the result of a gain associated with the involuntary conversion of a piece of equipment resulting from a fire.

*Provision (benefit) for income taxes.* The Company recorded a $4.3 million benefit for income taxes in 2005 representing an effective tax rate of 37.2% for income taxes compared to 31.8% in 2004. This increase in the effective tax rate is due to the tax benefit on foreign sales exclusions and net state tax benefits. The Company believes that it is more probable than not that the recorded estimated deferred tax asset benefits and state operating loss carry-forwards will be realized. The statutory tax rate of 34% for U.S. federal taxes was in effect for the respective periods.

*2004—2003*

*Revenues.* Revenues increased $1.7 million or 1.4%, from $117.9 million in 2003 as compared to $119.6 million in 2004. The increase in revenues was due to higher selling prices of 7.4% and 16.4% for the Company's fish meal and fish oil, respectively. Sales volumes of the Company's fish meal in 2004 increased by 3.2% while 2004 sales volumes of the Company's fish oil decreased by 29.1%. Considering both fish meal and fish oil sales activities, the Company experienced an $8.4 million increase in revenues due to higher prices, offset by a reduction of $6.6 million in sales caused by reduced sales volumes, when comparing 2004 to 2003. The Company attributes the lower fiscal 2004 oil sales volumes to a reduction in fish oil inventories carried over the previous year and reduced fish catch during 2004 attributable to adverse weather conditions resulting in fewer volumes available for sale; fish meal volume sales were supplemented by purchased products. The Company attributes the higher fish meal and fish oil prices to lower available world supplies of fish meal and fish oil and higher prices for other competing proteins and fats.

*Cost of Sales.* Cost of sales, including depreciation and amortization, for 2004 was $104.2 million, a $5.2 million increase or 5.3%. Cost of sales as a percentage of revenues was 87.1% for 2004 as compared to 84% for 2003. The 3.1% increase in cost of sales as percentage of revenue was primarily due to higher 2004 cost of production due to reduced fish catch brought about by adverse weather conditions along the Atlantic Coast and in the Gulf of Mexico.

*Gross Profit.* Gross profit decreased $3.5 million or 18.5% from $18.9 million in 2003 to $15.4 million in 2004. As a percentage of revenues the Company's gross profit margin decreased 3.1% in 2004 as compared to

2003. The decrease in gross profit was primarily due to the 5.3% increase in cost of sales as a result of the factors discussed above.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased $449,000 or 4.7% from $9.5 million in 2003 to $9.9 million in 2004. The increase was primarily due to increased consulting expenditures related to the Company's governmental relations program, Sarbanes-Oxley Act Section 404 compliance efforts and increases in employee-related costs and expenses and marketing expenditures.

*Loss on disposal of assets.* Loss on disposal of assets increased $302,000 from a gain of $115,000 in 2003 to a loss of $187,000 in 2004. The increase was the result of losses on the disposal of miscellaneous assets in 2004.

*Operating Income.* As a result of the factors discussed above, the Company's operating income decreased $4.2 million from $9.5 million in 2003 to $5.3 million in 2004. As a percentage of revenues, operating income decreased 3.7% from 8.1% in 2003 to 4.4% in 2004.

*Interest income.* Interest income increased by $151,000 from $443,000 in 2003 to $594,000 in 2004. The increase was primarily due to higher returns on the Company's cash and cash equivalents.

*Interest expense.* Interest expense decreased $169,000 from $1.1 million in 2003 to $965,000 in 2004. The decrease in interest expense was primarily due to the Company's capitalization of interest of $323,000 associated with the construction of the Company's new fish oil processing facility.

*Other expense, net.* Other expense, net decreased by $13,000 from $234,000 in 2003 to $221,000 in 2004. The decrease in other expense, net was primarily the result of an increase in miscellaneous income in 2004.

*Provision for income taxes.* The Company recorded a $1.5 million provision for income taxes in 2004 representing an effective tax rate of 31.8% for income taxes compared to 32.6% in 2003. The Company believes that it is more probable than not that the recorded estimated deferred tax asset benefits and state operating loss carry-forwards will be realized. The statutory tax rate of 34% for U.S. federal taxes was in effect for the respective periods.

**Recently Issued Accounting Standards**

In November 2004, the Financial Accounting Standards Boards ("FASB") issued SFAS No. 151, "Inventory Costs." The statement amends Accounting Research Bulletin ("ARB") No. 43, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be "so abnormal as to require treatment as current-period charges." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any impact on the Company's current financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29." APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges on nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. SFAS No. 153 is effective for the Company beginning fiscal 2006. The adoption of SFAS No. 153 is not expected to have any impact on the Company's current financial condition, results of operations or cash flow.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and it also supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash

Flows." SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as an expense in the Company's financial statements based on their fair value. SFAS No. 123R is effective at the beginning of the annual period beginning after June 15, 2005. Based on the options not vested as of December 31, 2005, the adoption of SFAS No. 123R is not expected to have a material impact on the Company's current financial condition, results of operations or cash flows. See the Stock-Based Compensation section of Note 1 to the Consolidated Financial Statements for the impact of this statement on our consolidated results.

In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 regarding the Staff's interpretation of SFAS No. 123(R). This interpretation provides the Staff's views regarding interactions between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS No. 123(R) and investors and users of the financial statements in analyzing the information provided. We will follow the guidance prescribed in SAB No. 107 in connection with our adoption of SFAS No. 123(R).

In March 2005, the FASB issued Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143." This interpretation clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—A replacement of APB Opinion No. 20 and FASB Statement No. 30" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for, and reporting of, a change in accounting principles. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Under previous guidance, changes in accounting principle were recognized as a cumulative affect in the net income of the period of the change. SFAS 154 requires retrospective application of changes in accounting principle, limited to the direct effects of the change, to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Additionally, this Statement requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle and that correction of errors in previously issued financial statements should be termed a "restatement." The provisions in SFAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005, which is effective with our first quarter of our fiscal 2006. We intend to adopt the disclosure requirements upon the effective date of the pronouncement. We do not believe that the adoption of this pronouncement will have a material effect on our consolidated financial position, result of operations or cash flows.

**Seasonal and Quarterly Results**

The Company's menhaden harvesting and processing business is seasonal in nature. The Company generally has higher sales during the menhaden harvesting season (which includes the second and third quarter of each year) due to increased product availability, but prices during the fishing season tend to be lower than during the off-season. As a result, the Company's quarterly operating results have fluctuated in the past and may fluctuate in the future. In addition, from time to time the Company defers sales of inventory based on worldwide prices for competing products that affect prices for the Company's products which may affect comparable period comparisons. Quarterly financial data contained in Note 17 to the Company's Consolidated Financial Statements included in Item 8 of this Report are incorporated herein by reference.

**Item 7A.** ***Quantitative and Qualitative Disclosure About Market Risk.***

In the normal course of business, the financial condition of the Company is exposed to minimal market risk associated with interest rate movements on the Company's borrowings. A one percent increase or decrease in the levels of interest rates on variable rate debt would not result in a material change to the Company's results of operations.

Although the Company sells products in foreign countries, all of the Company's revenues are billed and paid for in US dollars. As a result, management does not believe that the Company is exposed to any significant foreign country currency exchange risk, and the Company does not utilize market risk sensitive instruments to manage its exposure to this risk.

**Item 8.** ***Financial Statements and Supplementary Data.***

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Omega Protein Corporation:

We have completed integrated audits of Omega Protein Corporation's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

*Consolidated financial statements and financial statement schedule*

In our opinion, the consolidated financial statements listed in the index appearing in Item 15(a)(1) present fairly, in all material respects, the financial position of Omega Protein Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing in Item 15(a)(1) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

*Internal control over financial reporting*

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting" appearing under item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP

New Orleans, Louisiana
March 10, 2006

# OMEGA PROTEIN CORPORATION

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| | (in thousands) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 26,362 | $ 32,757 |
| Receivables, net | 23,941 | 14,025 |
| Amounts due from majority owner | 105 | 105 |
| Inventories | 46,860 | 40,442 |
| Prepaid expenses and other current assets | 1,122 | 1,515 |
| Total current assets | 98,390 | 88,844 |
| Other assets, net | 1,579 | 1,798 |
| Deferred tax assets, net | 6,293 | 1,754 |
| Property, plant and equipment, net | 93,965 | 97,766 |
| Total assets | $200,227 | $190,162 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ 2,443 | $ 1,661 |
| Accounts payable | 3,849 | 2,529 |
| Accrued liabilities | 12,202 | 10,233 |
| Deferred tax liabilities, net | 776 | 1,284 |
| Total current liabilities | 19,270 | 15,707 |
| Long-term debt, net of current maturities | 27,658 | 15,943 |
| Pension liabilities, net | 10,932 | 8,845 |
| Total liabilities | 57,860 | 40,495 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value; authorized 10,000,000 shares; none issued | — | — |
| Common Stock, $0.01 par value; authorized 80,000,000 shares; 25,447,409 and 25,258,309 shares issued and 25,034,309 and 24,845,209 shares outstanding at December 31, 2005 and 2004, respectively | 255 | 253 |
| Capital in excess of par value | 116,512 | 115,803 |
| Retained earnings | 35,253 | 42,439 |
| Accumulated other comprehensive loss | (7,618) | (6,793) |
| Common stock in treasury, at cost—413,100 shares | (2,035) | (2,035) |
| Total stockholders' equity | 142,367 | 149,667 |
| Total liabilities and stockholders' equity | $200,227 | $190,162 |

The accompanying notes are an integral part of the consolidated financial statements.

## OMEGA PROTEIN CORPORATION

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | (in thousands, except per share amounts) | | |
| Revenues | $109,896 | $119,645 | $117,926 |
| Cost of sales | 91,985 | 104,237 | 99,028 |
| Gross profit | 17,911 | 15,408 | 18,898 |
| Selling, general and administrative expenses | 12,906 | 9,933 | 9,484 |
| Loss resulting form natural disaster, net (see Note 12—Hurricane Losses) | 15,743 | — | — |
| Loss (gain) on disposal of assets | 149 | 187 | (115) |
| Operating income (loss) | (10,887) | 5,288 | 9,529 |
| Interest income | 615 | 594 | 443 |
| Interest expense | (1,255) | (965) | (1,134) |
| Other income (expense), net | 73 | (221) | (234) |
| Income (loss) before income taxes | (11,454) | 4,696 | 8,604 |
| Provision (benefit) for income taxes | (4,268) | 1,494 | 2,806 |
| Net income (loss) | $ (7,186) | $ 3,202 | $ 5,798 |
| Basic earnings (loss) per share | $ (0.29) | $ 0.13 | $ 0.24 |
| Weighted average common shares outstanding | 24,974 | 24,514 | 24,193 |
| Diluted earnings (loss) per share | $ (0.29) | $ 0.12 | $ 0.22 |
| Weighted average common shares and potential common shares outstanding | 24,974 | 26,429 | 25,807 |

The accompanying notes are an integral part of the consolidated financial statements.

## OMEGA PROTEIN CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in thousands) | |
| Cash flow (used in) provided by operating activities: | | | |
| Net income (loss) | $ (7,186) | $ 3,202 | $ 5,798 |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: | | | |
| Depreciation and amortization | 13,301 | 11,066 | 12,903 |
| Involuntary conversion from natural disaster | 8,324 | — | — |
| Loss (Gain) on disposal of assets, net | 149 | 187 | (115) |
| Provisions for losses on receivables | 30 | 11 | 191 |
| Deferred income taxes | (4,268) | 1,494 | 2,806 |
| Changes in assets and liabilities: | | | |
| Receivables | (11,946) | 5,830 | (7,007) |
| Amounts due from majority owner | — | 3 | (105) |
| Inventories | (6,418) | (37) | 1,534 |
| Prepaid expenses and other current assets | 393 | 5 | (636) |
| Other assets | (528) | 328 | 392 |
| Accounts payable | 1,320 | (855) | 765 |
| Accrued liabilities | 1,969 | (1,325) | (3,322) |
| Pension liability, net | 817 | 696 | (1,428) |
| Other, net | (61) | 20 | 118 |
| Total adjustments | 3,082 | 17,423 | 6,096 |
| Net cash (used in) provided by operating activities | (4,104) | 20,625 | 11,894 |
| Cash flow provided by (used in) investing activities: | | | |
| Proceeds from disposition of assets | 364 | 74 | 162 |
| Proceeds from insurance company, hurricanes | 2,000 | — | — |
| Capital expenditures | (17,590) | (22,907) | (14,930) |
| Net cash used in investing activities | (15,226) | (22,833) | (14,768) |
| Cash flow (used in) provided by financing activities: | | | |
| Principal payments of long term debt | (1,503) | (1,567) | (1,690) |
| Proceeds from borrowings | 14,000 | — | 5,352 |
| Proceeds from stock options exercised | 425 | 1,163 | 1,174 |
| Net cash provided by (used in) financing activities | 12,922 | (404) | 4,836 |
| Effect of exchange rate changes on cash and cash equivalents | 13 | (5) | (38) |
| Net (decrease) increase in cash and cash equivalents | (6,395) | (2,617) | 1,924 |
| Cash and cash equivalents at beginning of year | 32,757 | 35,374 | 33,450 |
| Cash and cash equivalents at end of year | $ 26,362 | $ 32,757 | $ 35,374 |
| Supplemental cash flow information: | | | |
| Cash paid (received) during the year for: | | | |
| Interest | $ 1,153 | $ 1,236 | $ 1,030 |
| Income taxes | $ — | $ (500) | $ 500 |

In 2005, 2004 and 2003, approximately 0, 2,700, and 12,000 shares, respectively, of the Company's common stock were issued to Directors as fees in a non cash transaction as payment in lieu of Board retainer and per diem fees. Expenses were recognized on these non cash transactions of $0, $21,000, and $60,000 for 2005, 2004, and 2003, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

## OMEGA PROTEIN CORPORATION

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | | Capital Excess of | Retained | Accumulated Other Comprehensive | Treasury Stock | Total Stockholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Par Value | Earnings | Income (Loss) | Amount | Equity |
| | | | | (in thousands) | | | |
| Balance at December 31, 2002 | 24,383 | $244 | $112,025 | $33,439 | $(8,637) | $(2,035) | $135,036 |
| Issuance of common stock | 419 | 4 | 1,278 | — | — | — | 1,282 |
| Tax benefit from exercise of stock options | | | 387 | — | — | — | 387 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | 5,798 | — | — | 5,798 |
| Other comprehensive income: | | | | | | | |
| Minimum pension liability, net of tax expense of $1,418 | — | — | — | — | 2,752 | — | 2,752 |
| Foreign translation adjustment, net of tax benefit | — | — | — | — | (38) | | (38) |
| Total comprehensive income | — | — | — | 5,798 | 2,714 | — | 8,512 |
| Balance at December 31, 2003 | 24,802 | $248 | $113,690 | $39,237 | $(5,923) | $(2,035) | $145,217 |
| Issuance of common stock | 457 | 5 | 1,194 | — | — | — | 1,199 |
| Tax benefit from exercise of stock options | | | 919 | — | — | — | 919 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | 3,202 | — | — | 3,202 |
| Other comprehensive loss: | | | | | | | |
| Minimum pension liability, net of tax benefit of $446 | — | — | — | — | (865) | — | (865) |
| Foreign translation adjustment, net of tax benefit | — | — | — | — | (5) | — | (5) |
| Total comprehensive income (loss) | — | — | — | 3,202 | (870) | — | 2,332 |
| Balance at December 31, 2004 | 25,259 | $253 | $115,803 | $42,439 | $(6,793) | $(2,035) | $149,667 |
| Issuance of common stock | 188 | 2 | 362 | — | — | — | 364 |
| Tax benefit from exercise of stock options | — | — | 347 | — | — | — | 347 |
| Comprehensive income (loss): | | | | | | | |
| Net loss | — | — | — | (7,186) | — | — | (7,186) |
| Other comprehensive loss: | | | | | | | |
| Minimum pension liability, net of tax benefit of $432 | — | — | — | — | (838) | — | (838) |
| Foreign translation adjustment, net of tax benefit | — | — | — | — | 13 | — | 13 |
| Total comprehensive loss | — | — | — | (7,186) | (825) | — | (8,011) |
| Balance at December 31, 2005 | 25,447 | $255 | $116,512 | $35,253 | $(7,618) | $(2,035) | $142,367 |

The accompanying notes are in integral part of the consolidated financial statements.

## OMEGA PROTEIN CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1. SIGNIFICANT ACCOUNTING POLICIES SUMMARY OF OPERATIONS AND BASIS OF PRESENTATION

*Business Description*

Omega Protein Corporation ("Omega" or the "Company") produces and markets a variety of products produced from menhaden (a herring-like species of fish found in commercial quantities in the U.S. coastal waters of the Atlantic Ocean and Gulf of Mexico), including regular grade and value-added specialty fish meals, crude and refined fish oils and fish solubles. The Company's fish meal products are primarily used as a protein ingredient in animal feed for swine, cattle, aquaculture and household pets. Fish oil is utilized for animal and aquaculture feeds, industrial applications, as well as for additives to human food products and dietary supplements. The Company's fish solubles are sold primarily to livestock feed manufacturers, aquaculture feed manufacturers and for use as an organic fertilizer.

*Consolidation*

The consolidated financial statements include the accounts of Omega and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

*Financial Statement Preparation*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Company's financial statements and the accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual amounts, when available, could differ from those estimates and those differences could have a material affect on the financial statements.

The Company has reclassified certain amounts previously reported to conform with the presentation at December 31, 2005.

*Hurricane Losses*

On August 29, 2005, the Company's Moss Point, Mississippi fish processing facility and adjacent shipyard were severely damaged by Hurricane Katrina. On September 25, 2005, the Company's Cameron, Louisiana and Abbeville, Louisiana fish processing facilities were also severely damaged by Hurricane Rita. Each of these facilities was non-operational immediately after these weather events. Operations at the Moss Point fish processing facility, the Abbeville fish processing facility and the shipyard were re-established in mid-October, 2005, but at reduced processing capabilities. The Company is currently rebuilding its Cameron, Louisiana facility and expects it to be fully operational by mid 2006.

The direct impact of the two hurricanes upon the Company was a loss of physical inventories and physical damage to the plants. The interruption of processing capabilities caused the Company to address the impact of abnormal downtime of its processing facilities, which resulted in the immediate recognition of costs which would ordinarily have been captured as inventory costs. The amounts of these losses are more fully described in Notes 2, 3, 5 and 12.

The Company maintains insurance coverage for a variety of these damages, most notably property, inventory and vessel insurance. The nature and extent of the insurance coverage varies by line of policy and the Company has recorded insurance recoveries as accounts receivable based on estimates. The Company anticipates that further recoveries could be available, but such additional recoveries will require further analysis and discussions with the Company's insurance carriers. Such recoveries, if any, would be recognized in future periods once they are deemed probable. The Company does not maintain business interruption insurance in any material amounts.

*Revenue Recognition*

The Company derives revenue principally from the sales of a variety of protein and oil products derived from menhaden. The Company recognizes revenue for the sale of its products when title and rewards of ownership to its products are transferred to the customer.

*Cash and Cash Equivalents*

The Company considers cash in banks and short-term investments with original maturities of three months or less as cash and cash equivalents.

*Allowances for Doubtful Accounts*

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company considers the following factors when determining if collection is reasonably assured: customer credit worthiness, past transaction history with the customer, and changes in customer payment terms. If the Company has no previous experience with the customer, the Company typically obtains reports from credit organizations to ensure that the customer has a history of paying its creditors. The Company may also request financial information, including financial statements or other documents (e.g., bank statements), or may obtain a letter of credit from the customer to ensure that the customer has the means of making payment. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

*Inventories*

Inventory is stated at the lower of cost or market. The Company's fishing season runs from mid-April to the first of November in the Gulf of Mexico and from the beginning of May into December in the Atlantic. Government regulations generally preclude the Company from fishing during the off-seasons.

The Company's inventory cost system considers all costs associated with an annual fish catch and its processing, both variable and fixed, including both costs incurred during the off-season and during the fishing season. The Company's costing system allocates cost to inventory quantities on a per unit basis as calculated by a formula that considers total estimated inventoriable costs for a fishing season (including off-season costs) to total estimated fish catch and the relative fair market value of the individual products produced. The Company adjusts the cost of sales, off-season costs and inventory balances at the end of each quarter based on revised estimates of total inventoriable costs and fish catch. The Company's lower-of-cost-or-market-value analyses at year-end and at interim periods compare the total estimated per unit production cost of the Company's expected production to the projected per unit market prices of the products. The impairment analyses involve estimates of, among other things, future fish catches and related costs, and expected commodity prices for the fish products as well as projected purchase commitments from customers. These estimates, which management believes are reasonable and supportable, involve estimates of future activities and events which are inherently imprecise and from which actual results may differ materially.

Any costs incurred during abnormal downtime related to activity at the Company's plants are charged to expense as incurred.

During the off-seasons, in connection with the upcoming fishing seasons, the Company incurs costs (i.e., plant and vessel related labor, utilities, rent, repairs, and depreciation) that are directly related to the Company's infrastructure. These costs accumulate in inventory and are applied as elements of the cost of production of the Company's products throughout the fishing season ratably based on the Company's monthly fish catch and the expected total fish catch for the season.

*Insurance*

The Company carries insurance for certain losses relating to its vessels and Jones Act liabilities for employees aboard its vessels. The Company provides reserves for those portions of the Annual Aggregate Deductible for which the Company remains responsible by using an estimation process that considers Company-specific and industry data as well as management's experience, assumptions and consultation with counsel, as these reserves include estimated settlement costs. Management's current estimated range of liabilities related to such cases is based on claims for which management can estimate the amount and range of loss. For those claims where there may be a range of loss, the Company has recorded an estimated liability inside that range, based on management's experience, assumptions and consultation with counsel. The process of estimating and establishing reserves for these claims is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. There is some degree of inherent variability in assessing the ultimate amount of losses associated with these claims due to the extended period of time that transpires between when the claim might occur and the full settlement of such claims. This variability is generally greater for Jones Act claims by vessel employees. The Company continually evaluates loss estimates associated with claims and losses as additional information becomes available and revises its estimates. Although management believes estimated reserves related to these claims are adequately recorded, it is possible that actual results could significantly differ from the recorded reserves, which could materially impact the Company's results of operations, financial position and cash flow.

The Company is primarily self-insured for health insurance. The Company purchases individual stop loss coverage with a large deductible. As a result, the Company is primarily self-insured for claims and associated costs up to the amount of the deductible, with claims in excess of the deductible amount being covered by insurance. Expected claims estimates are based on health care trend rates and historical claims data; actual claims may differ from those estimates. The Company evaluates its claims experience related to this coverage with information obtained from its risk management consultants.

Assumptions used in preparing these insurance estimates are based on factors such as claims settlement patterns, claim development trends, claim frequency and severity patterns, inflationary trends and data reasonableness. Together these factors will generally affect the analysis and determination of the "best estimate" of the projected ultimate claim losses. The results of these evaluations are used to both analyze and adjust the Company's insurance loss reserves.

*Advertising Costs*

The costs of advertising are expensed as incurred in accordance with Statement of Position 93-7 "Reporting on Advertising Costs."

*Research and Development*

Costs incurred in research and development activities are expensed as incurred.

*Accounting for the Impairment of Long-Lived Assets*

The Company evaluates at each balance sheet date for continued appropriateness of the carrying value of its long-lived assets including its long-term receivables and property, plant and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposals of Long-Lived Assets." The Company reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of any such assets or grouping of assets may not be recoverable. The Company has grouped certain assets together (primarily marine vessels) for impairment testing on a fleet basis. If indicators of impairment are present, management evaluates the undiscounted cash flows estimated to be generated by those assets or grouping of assets compared to the carrying amount of those items. The net carrying value of assets or grouping of assets not recoverable is reduced to fair value. The Company considers continued operating losses, or significant and long-term changes in business conditions, to be its primary indicators of potential impairment.

*Income Taxes*

The Company utilizes the liability method to account for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of existing temporary differences between the financial reporting and tax reporting basis of assets and liabilities, and operating loss and tax credits carryforwards for tax purposes. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company believes that the deferred tax recorded as of December 31, 2005 is realizable through future reversals of existing taxable temporary differences and future taxable income. If the Company were to subsequently determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to deferred tax assets would increase earnings for the period in which such determination was made. The Company will continue to assess the adequacy of the valuation allowance on a quarterly basis. Any changes to the estimated valuation allowance could be material to the consolidated financial condition and results of operations.

*Property, Equipment and Depreciation*

Property and equipment additions are recorded at cost. Depreciation of property and equipment is computed by the straight-line method at rates expected to amortize the cost of property and equipment, net of salvage value, over their estimated useful lives. Estimated useful lives, determined at the date of acquisition, of new assets acquired are based primarily on the review of existing property and equipment. Estimated useful lives are as follows:

| | Useful Lives (years) |
|---|---|
| Fishing vessels and fish processing plants | 15-20 |
| Machinery, equipment, furniture and fixtures and other | 3-10 |

Replacements and major improvements are capitalized and amortized over a period of 5 to 15 years; maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the statement of operations. The Company capitalizes interest as part of the acquisition cost of a qualifying asset.

Interest is capitalized only during the period of time required to complete and prepare the asset for its intended use. For the years ended December 31, 2005 and 2004, the Company capitalized approximately $180,000 and $323,000, respectively, of interest.

*Pension Plans*

Annual costs of pension plans are determined actuarially based on SFAS No. 87, "Employers' Accounting for Pensions." The Company's policy is to fund U.S. pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 and generally for obligations under its foreign plans to deposit funds with trustees under insurance policies. The Company applies the disclosure requirement of revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" for its pensions and other postretirement benefit plans.

In 2002, the Board of Directors authorized a plan to freeze the Company's pension plan in accordance with ERISA rules and regulations so that new employees, hired after July 31, 2002, will not be eligible to participate in the pension plan and further benefits will no longer accrue for existing participants. The freezing of the pension plan had the effect of vesting all existing participants in their pension benefits in the plan.

*Comprehensive loss*

Comprehensive loss is defined as change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and minimum pension liability adjustments. The Company presents comprehensive loss in its consolidated statements of stockholders' equity. The change in equity for minimum pension liability adjustment results from an increase in the minimum pension liability and an increase in prepaid pension cost presented net of tax.

The components of other comprehensive loss included in shareholder's equity are as follows:

| | Years Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| | (in thousands) | |
| Cumulative Translation Adjustments | $ (30) | $ (43) |
| Minimum Pension Liability Adjustments, net of tax | (7,588) | (6,750) |
| Accumulated Other Comprehensive Loss | $(7,618) | $(6,793) |

*Foreign Currency Translation*

The Company's Mexican operations use the local currency as the functional currency. Assets and liabilities of those operations are translated into U.S. dollars using period-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of stockholders' equity.

*Concentrations of Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company's customer base generally remains consistent from year to year. The Company performs ongoing credit evaluations of its customers and generally does not require material collateral. The Company maintains reserves for potential credit losses and such losses have historically been within management's expectations.

At December 31, 2005 and 2004, the Company had cash deposits concentrated primarily in one major bank. In addition, the Company had Certificates of Deposit and commercial quality grade investments A2P2 rated or better with companies and financial institutions. As a result of the foregoing, the Company believes that credit risk in such investments is minimal.

*Earnings per Share*

Basic earnings per common share (EPS) was computed by dividing net earnings by the weighted average number of common shares outstanding during the reporting period. Diluted EPS reflects the dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted earnings per common share was computed by dividing net earnings by the sum of the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential common shares (in this case, exercise of the Company's employee stock options) had been issued during each period as discussed in Note 7.

*Recently Issued Accounting Standards*

In November 2004, the Financial Accounting Standards Boards ("FASB") issued SFAS No. 151, "Inventory Costs." The statement amends Accounting Research Bulletin ("ARB") No. 43, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be "so abnormal as to require treatment as current-period charges," SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any impact on the Company's current financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29." APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges on nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. SFAS No. 153 is effective for the Company beginning fiscal 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's current financial condition, results of operations or cash flow.

In December 2004, the FASB revised its SFAS No. 123 ("SFAS No. 123R"), "Accounting for Stock-Based Compensation." The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the annual reporting period beginning after June 15, 2005, with early adoption encouraged. Based on the options not vested as of December 31, 2005, the adoption of SFAS No. 123R is not expected to have a material impact on the Company's current financial condition, results of operations or cash flows. See the Stock-Based Compensation section of this note for the estimated impact of this statement on our consolidated results.

In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 regarding the Staff's interpretation of SFAS No. 123(R). This interpretation provides the Staff's views regarding interactions between

SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS No. 123(R) and investors and users of the financial statements in analyzing the information provided. We will follow the guidance prescribed in SAB No. 107 in connection with our adoption of SFAS No. 123(R).

In March 2005, the FASB issued Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143." This interpretation clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—A replacement of APB Opinion No. 20 and FASB Statement No. 30" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for, and reporting of, a change in accounting principles. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Under previous guidance, changes in accounting principle were recognized as a cumulative affect in the net income of the period of the change. SFAS 154 requires retrospective application of changes in accounting principle, limited to the direct effects of the change, to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Additionally, this Statement requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle and that correction of errors in previously issued financial statements should be termed a "restatement." The provisions in SFAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005, which is effective with our first quarter of our fiscal 2006. We intend to adopt the disclosure requirements upon the effective date of the pronouncement. We do not believe that the adoption of this pronouncement will have a material effect on our consolidated financial position, result of operations or cash flows.

*Stock-Based Compensation*

At December 31, 2005, the Company had a stock-based employee compensation plan, which is described in more detail in Note 11. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123." No compensation cost related to stock options is reflected in net earnings, as all options granted under this plan had an exercise price equal to or greater than the fair value of the underlying common stock on the grant date. The FASB issued SFAS No. 123R in December 2004, which is effective for the Company in the first quarter of fiscal year 2006. The following table illustrates the effect on net earnings and net earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

On May 5, 2005, the Company accelerated the vesting of all unvested, out-of-the-money, explicit service period stock options granted under the Company's 2000 Long-Term Incentive Plan. The purpose of accelerating vesting was to eliminate future compensation expense that the Company would otherwise recognize in its

Statement of Operations with respect to these accelerated stock options upon the adoption by the Company of SFAS No. 123R. A stock option was considered "out-of-the-money" if the stock option exercise price was greater than $6.04 which was the closing price of the Company's common stock on the New York Stock Exchange on May 5, 2005. As a result of this action, stock options to purchase 390,000 shares of the Company's common stock became immediately exercisable. The vesting created a modification of stock options; however, there was no impact on the fair value of the options. The weighted average exercise price of all the accelerated stock options was $9.98.

For purposes of pro forma disclosures, the estimated fair value of stock options is assumed to be amortized to expense over the stock options' vesting periods. The pro forma effects of recognizing compensation expense under the fair value method on net income (loss) and net earnings (loss) per common share for the years ended December 31, 2005, 2004 and 2003, respectively, were as follows (in thousands, except per share amounts):

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income (loss), as reported | $(7,186) | $3,202 | $5,798 |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax benefits | — | — | — |
| Deduct: Stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects | (1,261) | (578) | (411) |
| Pro forma net earnings (loss) | $(8,477) | $2,624 | $5,387 |
| Net earnings (loss) per common share: | | | |
| Basic— as reported | $ (0.29) | $ 0.13 | $ 0.24 |
| Basic—pro forma | $ (0.34) | $ 0.11 | $ 0.22 |
| Diluted—as reported | $ (0.29) | $ 0.12 | $ 0.22 |
| Diluted—pro forma | $ (0.34) | $ 0.10 | $ 0.21 |

## NOTE 2. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2005 and 2004 are summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| Trade | $11,407 | $12,161 |
| Insurance | 11,704 | 1,242 |
| Employee | 42 | 25 |
| Income tax | 383 | 722 |
| Other | 595 | 35 |
| Total accounts receivable | 24,131 | 14,185 |
| Less allowance for doubtful accounts | (190) | (160) |
| Receivables, net | $23,941 | $14,025 |

As a result of Hurricanes Katrina and Rita (see Note 12—Hurricane Losses), the Company sustained damage to its three fish processing facilities and its shipyard located in the Gulf of Mexico region. Based on estimates, the Company believes its hurricane related insurance recoveries will total approximately $12 million.

The Company received a $2 million advance prior to December 31, 2005. Subsequent to December 31, 2005, the Company received a second advance of $2 million. The Company anticipates that further recoveries could be available, but such additional recoveries will require further estimation, analysis and discussions with the Company's insurance carriers and adjusters. Additional amounts will be recognized when the amounts are probable.

## NOTE 3. INVENTORY

Inventory as of December 31, 2005 and 2004 is summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| Fish meal | $14,742 | $18,693 |
| Fish oil | 21,552 | 11,118 |
| Fish solubles | 672 | 509 |
| Unallocated inventory cost pool (including off-season costs) | 5,926 | 5,794 |
| Other materials & supplies | 3,968 | 4,328 |
| Total inventory | $46,860 | $40,442 |

Inventory at December 31, 2005 and December 31, 2004 is stated at the lower of cost or market. The elements of the unallocated inventory cost pool at December 31, 2005 include plant and vessel related labor, utilities, rent, repairs and depreciation, to be allocated to inventories produced through the remainder of the 2006 season.

As a result of hurricanes Katrina and Rita, the Company sustained damage to its Gulf of Mexico fish meal storage facilities and materials and supplies warehouses. The Company recognized a $2,496,000 fish meal inventory write-off and $1,648,000 materials and supplies write-off for the year ended December 31, 2005. (See Note 12—Hurricane Losses)

The hurricanes also affected the Company's 2005 Gulf of Mexico fishing season due to the closure of its three fish processing facilities in the Gulf of Mexico region. As a result of these closures and their impact on fishing, the Company has recognized a $12,978,000 unallocated inventory cost pool write-off for the year ended December 31, 2005. (See Note 12—Hurricane Losses)

## NOTE 4. OTHER ASSETS

Other assets as of December 31, 2005 and 2004 are summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| Fish nets, net of accumulated amortization of $1,347 and $2,238 | $ 639 | $ 719 |
| Insurance receivable, net of allowance for doubtful accounts | 475 | 623 |
| Title XI loan origination fee | 337 | 328 |
| Deposits | 128 | 128 |
| Total other assets, net | $1,579 | $1,798 |

Amortization expense for fishing nets amounted to $680,000, $899,000 and $985,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company carries insurance for certain losses relating to its vessels and Jones Act liability for employees aboard its vessels (collectively, "Vessel Claims Insurance"). The typical Vessel Claims Insurance policy contains an annual aggregate deductible ("AAD") for which the Company remains responsible, while the insurance carrier is responsible for all applicable amounts which exceed the AAD. It is the Company's policy to accrue current amounts due and record amounts paid out on each claim. Once payments exceed the AAD, the Company records an insurance receivable for a given policy year, net of allowance for doubtful accounts. As of December 31, 2005 and 2004, the allowance for doubtful insurance receivable accounts was $2.0 million.

## NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2005 and 2004 are summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| Land | $ 7,630 | $ 6,995 |
| Plant assets | 89,650 | 88,295 |
| Fishing vessels | 90,880 | 85,219 |
| Furniture and fixtures | 2,792 | 2,527 |
| Construction in progress | 4,391 | 7,273 |
| Total property and equipment | 195,343 | 190,309 |
| Less accumulated depreciation and impairment | (101,378) | (92,543) |
| Property, plant and equipment, net | $ 93,965 | $ 97,766 |

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was approximately $12.6 million, $10.1 million and $10.4 million, respectively.

As a result of hurricanes Katrina and Rita, the Company sustained damage to its property and equipment at its Gulf of Mexico facilities. The Company recognized a $8,324,000 involuntary conversion loss of property and equipment for the year ended December 31, 2005. (See Note 12—Hurricane Losses).

## NOTE 6. NOTES PAYABLE AND LONG-TERM DEBT

At December 31, 2005 and 2004, the Company's long-term debt consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| U.S. government guaranteed obligations (Title XI loan) collateralized by a first lien on certain vessels and certain plant assets: | | |
| Amounts due in installments through 2016, interest from 6.49% to 7.60% | $29,737 | $17,171 |
| Amounts due in installments through 2014, interest at Eurodollar rates of 4.46% and 2.42% at December 31, 2005 and 2004, respectively, plus 4.5% | 359 | 400 |
| Other debt at 6.25% at December 31, 2005 and 2004 | 5 | 33 |
| Total debt | 30,101 | 17,604 |
| Less current maturities | (2,443) | (1,661) |
| Long-term debt | $27,658 | $15,943 |

The Company was initially authorized to receive up to $20.6 million in loans under the Title XI program, and has borrowed the entire amount authorized under such program. The Title XI loans are secured by liens on certain of the Company's fishing vessels and mortgages on the Company's Reedville, Virginia and Abbeville, Louisiana plants. Loans are now available under similar terms pursuant to the Title XI program without intervening lenders.

In September 2004, the United States Department of Commerce Fisheries Finance Program (the "FFP") approved the Company's financing application in an amount not to exceed $14 million (the "Approval Letter"). Borrowings under the Approval Letter are to be used to finance and/or refinance approximately 73% of the actual depreciable cost of the Company's future fishing vessels refurbishments and capital expenditures relating to shore-side fishing assets, for a term not to exceed 15 years from inception at interest rates determined by the U.S. Treasury. Final approval for all such future projects requires individual approval through the Secretary of Commerce, National Oceanic and Atmospheric Administration, and National Marine Fisheries Service ("National Marine Fisheries Service"). Borrowings under the FFP are required to be evidenced by secured agreements, undertakings, and other documents of whatsoever nature deemed by the National Marine Fisheries Service sole discretion, as necessary to accomplish the intent and purpose of the Approval Letter. The Company is required to comply with customary National Marine Fisheries Service covenants as well as certain special covenants. In December 2004, the Company submitted a $4.9 million financing request against the $14 million approval, and subsequently amended that request to include the entire $14 million. The Company closed on the $14 million FFP loan on October 17, 2005. On December 1, 2005, pursuant to the Title XI program, the United States Department of Commerce approved another financing application made by the Company in the amount of $16.4 million.

On December 20, 2000 the Company entered into a $20 million revolving credit agreement with Bank of America, N.A. (the "Credit Facility"). Borrowings under this facility may be used for working capital and capital expenditures. The Credit Facility was amended on October 11, 2005, to increase the amount of Title XI loans that the Company is permitted to borrow from $25 million to $31 million. The Credit Facility was further amended on November 16, 2005, to among other things, extend the term of the Credit Facility from December 20, 2006 to October 31, 2007, decrease the maximum borrowing availability tied to the Company's eligible inventory from $12 million to $10 million, add a covenant that the Company may not generate a net loss for any two consecutive quarters, increase the Fixed Charge Coverage Ratio to be less than 1.25 to 1, as measured on a quarterly basis using the consolidated results of the four fiscal quarter period ending with the applicable reporting period and reduce both the unused commitment fee and interest rates. A commitment fee of 37.5 basis points per annum is payable quarterly on the actual daily amount of the availability under the Credit Facility. The applicable interest rate will be adjusted (up or down) prospectively on a quarterly basis from LIBOR plus 2.00% to LIBOR plus 2.50% or at the Company's option, Prime minus 0.50% to Prime plus 0.00%, depending upon the Fixed Charge Coverage Ratio being greater than 2.5 times to less than or equal to 1.5 times, respectively. The Credit Facility is collateralized by all of the Company's trade receivables, inventory and equipment. In addition, the Credit Facility does not allow for the payment of cash dividends or stock repurchases.

As of December 31, 2005, the Company was out of compliance with the Minimum Net Income covenant in the Credit Facility due to its reporting of net losses for two consecutive quarters (third and fourth quarters of 2005). The Company notified the lender of the covenant non-compliance and received a waiver from the lender.

As of December 31, 2005, the Company was out of compliance with the Ratio of Earnings to Fixed Charges covenant in the Credit Facility. The Company notified the lender of the covenant non-compliance and received a waiver from the lender.

As of December 31, 2005, the Company had no borrowings outstanding under the Credit Facility. At December 31, 2005 and 2004, the Company had outstanding letters of credit under the Credit Facility totaling approximately $8.0 million and $2.7 million, respectively, issued in support of worker's compensation insurance programs in 2005 and 2004 and to purchase fish meal from a third party in 2005.

*Annual Maturities*

The annual maturities of long-term debt for the five years ending December 31, 2010 and thereafter are as follows (in thousands):

| 2006 | 2007 | 2008 | 2009 | 2010 | Thereafter |
|---|---|---|---|---|---|
| $2,443 | $2,465 | $2,597 | $2,197 | $2,081 | $18,318 |

## NOTE 7. EARNINGS PER SHARE INFORMATION

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (in thousands except share and per share data) for the years ended December 31, 2005, 2004 and 2003.

| | Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005 | | | 2004 | | | 2003 | | |
| | Income (Numerator) | Shares (Denominator) | Amount | Income (Numerator) | Shares (Denominator) | Amount | Income (Numerator) | Shares (Denominator) | Amount |
| Net income (loss) | $(7,186) | — | | $3,202 | — | | $5,798 | — | |
| Basic EPS Income (loss) available to common stockholders' | (7,186) | 24,974 | $(0.29) | 3,202 | 24,514 | $0.13 | 5,798 | 24,193 | $0.24 |
| Effect of Dilutive stock option grants | — | — | | — | 1,915 | | — | 1,614 | |
| Diluted EPS Income (loss) available to common stockholders' | $(7,186) | 24,974 | $(0.29) | $3,202 | 26,429 | $0.12 | $5,798 | 25,807 | $0.22 |

Options to purchase 4,748,852 shares of common stock at exercise prices ranging from $1.65 to $17.25 per share were outstanding during the year ended December 31, 2005, but were not included in the computation of diluted earnings per share because inclusion of these shares would have been antidilutive.

Options to purchase 2,057,800 and 2,234,800 shares of common stock at exercise prices ranging from $9.32 to $17.25 and $5.61 to $17.25 per share were outstanding during the year ended December 31, 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the shares during that year.

## NOTE 8. INCOME TAXES

The Company's provision (benefit) for income taxes consisted of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in thousands) | |
| Current: | | | |
| State | $ — | $ — | $ — |
| U.S. | $ — | $ — | — |
| Deferred: | | | |
| State | (401) | (20) | 100 |
| U.S. | (3,867) | 1,514 | 2,706 |
| Provision (benefit) for income taxes | $(4,268) | $1,494 | $2,806 |

As of December 31,2005, for federal income tax purposes, the Company had $30.5 million in net operating losses expiring in 2006 through 2025, and approximately $1.2 million in alternative minimum tax credit carryforward.

The following table reconciles the income tax provisions (benefits) computed using the U.S. statutory rate of 34% to the provisions reflected in the financial statements.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (in thousands) | |
| Taxes at statutory rate | $(3,895) | $1,596 | $2,905 |
| Foreign sales exempt income | (148) | (118) | (183) |
| State taxes, net of federal benefit | (265) | (13) | 66 |
| Other | 40 | 29 | 18 |
| Provision (benefit) for income taxes | $(4,268) | $1,494 | $2,806 |

A tax benefit of $347,000 in 2005 and $919,000 in 2004 for the exercise of stock options was not included in income for financial reporting purposes and was credited directly to additional paid in capital as of December 31, 2005, and 2004, respectively.

The American Jobs Creation Act of 2004 (the "Act") provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union.

Under the guidance in FASB Staff Position No. FAS 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return.

The Company has sufficient net operating loss carryforwards (NOLs) that will fully offset near term future taxable income. Because of the NOL carryforward the Company will not be entitled to the special deduction because the deduction is based on taxable income after taking into account NOLs. Therefore, the Company's near term effective tax rate will not reflect any benefit for the special deduction.

Temporary differences and tax credit carryforwards that gave rise to significant portions of deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| Deferred tax assets: | | |
| Assets and accruals not yet deductible | $ 1,087 | $ 671 |
| Alternative minimum tax credit carryforwards | 1,205 | 1,205 |
| Equity in loss of unconsolidated affiliates | 122 | 297 |
| Net operating loss carryforward | 10,382 | 9,412 |
| Minimum pension liability | 3,909 | 3,477 |
| State income tax | 1,157 | 366 |
| Other | 175 | 269 |
| Valuation allowance | (1,011) | (446) |
| Total deferred tax assets | 17,026 | 15,251 |
| Deferred tax liabilities: | | |
| Property and equipment | (9,595) | (12,355) |
| Pension and other retirement benefits | (192) | (470) |
| Assets currently deductible | (1,722) | (1,956) |
| Total deferred tax liabilities | (11,509) | (14,781) |
| Net deferred tax asset | $ 5,517 | $ 470 |
| Deferred income tax assets non-current | $ 6,293 | $ 1,754 |
| Deferred income tax liabilities current | (776) | (1,284) |
| Net deferred tax asset | $ 5,517 | $ 470 |

The Company's ability to realize the entire benefit of its deferred tax asset requires that the Company achieve certain future earning levels prior to the expiration of its NOL carryforwards. The Company could be required to record a valuation allowance for a portion or all of its deferred tax asset if market conditions deteriorate and future earnings are below, or projected to be below, its current estimates.

## NOTE 9. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2005 and 2004 are summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| Salaries and benefits | $ 4,128 | $ 4,093 |
| Insurance | 3,879 | 3,340 |
| Taxes, other than income tax | 677 | 179 |
| Trade creditors | 3,243 | 2,556 |
| Other | 275 | 65 |
| Total accrued liabilities | $12,202 | $10,233 |

## NOTE 10. EMPLOYEE 401(k) PLAN

All qualified employees of the Company are covered under the Omega Protein 401(k) Savings and Retirement Plan (the "Plan"). Prior to 2001, the Company contributed matching contributions to the Plan based on employee contributions and compensation. The Company suspended its matching contributions to the Plan for 2001. In 2002, the Board of Directors authorized the reinstatement of the Company's matching cash contribution to the Plan, effective January 1, 2002, at levels previously in place prior to the suspension of the match in 2001. The Company's matching contributions to the Plan were approximately $715,000, $660,000 and $553,000 during 2005, 2004 and 2003, respectively.

## NOTE 11. PENSION AND STOCK OPTION PLANS

*Pension Plan*

The Company has a pension plan covering substantially all employees. Plan benefits are generally based on an employee's years of service and compensation level. The plan has adopted an excess benefit formula integrated with covered compensation. Participants are 100% vested in the accrued benefit after five years of service.

In 2002, the Board of Directors authorized a plan to freeze the Company's pension plan in accordance with ERISA rules and regulations so that new employees, after July 31, 2002, will not be eligible to participate in the pension plan and further benefits will no longer accrue for existing participants. The freezing of the pension plan had the affect of vesting all existing participants in their pension benefits in the plan.

Unrecognized transition assets of $5.2 million were amortized over 15 years. The Company's pension plan is subject to the additional minimum liability requirements of SFAS No. 87, which requires the recognition of an additional pension liability in the amount of Omega's unfunded accumulated benefit obligation in excess of accrued pension cost with an equal amount to be recognized net of the associated tax benefits in accumulated other comprehensive loss. Based upon plan actuarial and asset information, the Company computed an additional pension liability of $11.5 million and $10.2 million in 2005 and 2004, respectively. Amounts listed as minimum pension liability adjustments under the caption "Comprehensive (Loss) Income" on the Consolidated Statements of Stockholders' Equity of $(0.8) million, ($0.9) million and $2.8 million for 2005, 2004 and 2003, respectively, represent the change, net of tax, in the portion of the additional pension liability recorded under "Accumulated Other Comprehensive Loss" on the Consolidated Balance Sheet.

The Company's funding policy is to make contributions as required by applicable regulations. The Company uses a December 31 measurement date for its pension plan. The accumulated benefit obligation for the pension plan was $27.0 and $26.1 million at December 31, 2005 and 2004, respectively. The unrecognized net loss of $11.5 million at December 31, 2005 is expected to be reduced by future Company contributions to the plan, future returns on plan assets and through decreases in future net pension credits.

The following tables set forth the benefit obligations, fair value of plan assets, and the funded status of the Company's pension plan; amounts recognized in the Company's financial statements, and the principal weighted average assumptions used:

| | Years Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| | (in thousands) | |
| **Accumulated Benefit Obligations** | $ 27,000 | $26,071 |
| **Change in Benefit Obligation** | | |
| Benefit Obligation at beginning of year | $ 26,071 | $24,233 |
| Service Cost | — | — |
| Interest Cost | 1,454 | 1,467 |
| Plan Amendments | — | — |
| Actuarial (Gain) / Loss | 1,158 | 1,911 |
| Benefits Paid | (1,683) | (1,540) |
| Benefit Obligation at end of year | $ 27,000 | $26,071 |
| **Change in Plan Assets** | | |
| Plan Assets at Fair Value at beginning of year | $ 17,226 | $17,396 |
| Actual Return on Plan Assets | 525 | 1,370 |
| Contributions | — | — |
| Benefits Paid | (1,683) | (1,540) |
| Plan Assets at Fair Value at end of year | $ 16,068 | $17,226 |
| **Reconciliation of Prepaid (Accrued) and Total Amount Recognized** | | |
| Funded Status of Plan | $(10,932) | $ (8,845) |
| Unrecognized Net (Gain) / Loss | 11,498 | 10,228 |
| Unrecognized Prior Service Cost | — | — |
| Unrecognized Prior Service Cost Net Transition (Asset) | — | — |
| Prepaid / (Accrued) Pension Cost | $ 566 | $ 1,383 |
| **Amounts Recognized in the Statement of Financial Position Consist of:** | | |
| Prepaid Benefit Cost | $ — | $ — |
| Accrued Benefit Liability | (10,932) | (8,845) |
| Intangible Asset | — | — |
| Accumulated Other Comprehensive Loss | 11,498 | 10,228 |
| Net Amount Recognized | $ 566 | $ 1,383 |

The Company, in consultations with its actuarial firm, employs a building block approach in determining the assumed long-term rate of return for plan assets. The Company reviews historical market data and long-term historical relationships between equities and fixed income in accordance with the widely-accepted capital market principle that assets with higher volatility generally generate greater returns over the long run. The Company also evaluates current market factors such as inflation and interest rates before it determines long-term capital market assumptions. After taking into account diversification of asset classes and the need to periodically re-balance asset classes, the Company establishes the assumed long-term portfolio rate of return by a building block approach. The Company also reviews peer data and historical returns to check its long-term rate of return for reasonability and appropriateness.

A change in the assumed discount rate creates a deferred actuarial gain or loss. Generally, when the assumed discount rate decreases compared to the prior measurement date, a deferred actuarial loss is created. When the assumed discount rate increases compared to the prior measurement date, a deferred actuarial gain is created. Actuarial gains and losses also are created when actual results differ from assumptions. The net of the deferred gains and losses are amortized to pension expense over the average service life of the remaining plan participants, when it exceeds certain thresholds defined in SFAS No. 87. This approach to amortization of gains and losses has the effect of reducing the volatility of pension expense attributable to investment returns and liability experience. Over time, it is not expected to reduce or increase the pension expense relative to an approach that immediately recognizes losses and gains.

As a result of the annual review of assumptions, the Company's expected return on plan assets remained consistent at 8.5% and the discount rate decreased from 5.75% to 5.50%. The Company uses the Citigroup Pension Liability Index as a proxy for determining the discount rate applied to its pension plans, with a slight downward adjustment of 0.05%. The use of the Citigroup Pension Liability Index as a proxy is considered to be proper because of the comparability of the Company's pension plan's expected future cash flows to the expected future cash flows of the Citigroup Pension Liability Index.

| Assumptions | Years Ended December 31, 2005 | 2004 |
|---|---|---|
| **Weighted average assumptions used to determine benefit obligations** | | |
| Discount Rate | 5.50% | 5.75% |
| Long-Term Rate of Return | 8.50% | 8.50% |
| Salary Scale up to age 50 | N/A | N/A |
| Salary Scale over age 50 | N/A | N/A |

| | Years Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| **Weighted average assumptions used to determine net periodic benefit cost** | | | |
| Discount Rate | 5.75% | 6.25% | 6.50% |
| Long-Term Rate of Return | 8.50% | 8.50% | 8.50% |
| Salary Scale up to age 50 | N/A | N/A | N/A |
| Salary Scale over age 50 | N/A | N/A | N/A |

**Components of net periodic benefit cost:**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | in thousands | |
| Service cost | $ — | $ — | $ — |
| Interest cost | 1,454 | 1,467 | 1,614 |
| Expected return on plan assets | (1,398) | (1,415) | (1,152) |
| Amortization of transition asset and other deferrals | 761 | 644 | 991 |
| Net periodic pension cost | $ 817 | $ 696 | $ 1,453 |

**Plan Assets**

The Company's pension plan weighted-average asset allocations at December 31, 2005, and 2004, by asset category are as follows:

| | Plan Assets at December 31, | |
|---|---|---|
| Asset Category | 2005 | 2004 |
| Equity | 61% | 73% |
| Debt securities | 38 | 26 |
| Other | 1 | 1 |
| Total | 100% | 100% |

Equity securities do not include any of the Company's common stock at December 31, 2005, and 2004, respectively.

**Projected Benefit Payments for the years ending December 31, 2006 – 2015**

| 2006 | 2007 | 2008 | 2009 | 2010 | 2011-2015 |
|---|---|---|---|---|---|
| $1,576 | $1,663 | $1,695 | $1,752 | $1,778 | $9,029 |

**Expected Contributions during 2006**

The Company expects to make contributions of $2.6 million to the pension plan in 2006.

*Stock Option Plans*

On January 26, 1998, the 1998 Long-Term Incentive Plan of the Company (the "1998 Incentive Plan") was approved by the Company's Board. The 1998 Incentive Plan provides for the grant of any or all of the following types of awards: stock options, stock appreciation rights, stock awards and cash awards. These options generally vest ratably over three years from the date of grant and expire ten years from the date of grant.

On January 26, 1998, the Non-Management Director Stock Option Plan (the "Directors Plan") was approved by the Board. The Directors Plan provides that the initial Chairman of the Board be granted options to purchase 568,200 shares of the Common Stock and each other initial non-employee director of the Company will be granted options to purchase 14,200 shares of Common Stock at a price determined by the Board.

On June 27, 2000, the 1998 Incentive Plan and the Director Plan were amended and restated in their entirety and renamed the 2000 Long-Term Incentive Plan ("2000 Incentive Plan"), and the 2000 Incentive Plan was approved by the Company's stockholders. Under the 2000 Incentive Plan, the Company is authorized to issue shares of Common Stock pursuant to "Awards" granted in various forms, including incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended), non-qualified stock options, and other similar stock-based Awards. The substantive changes from the 1998 Incentive Plan and the Directors Plan in the amendment and restatement of the 2000 Incentive Plan were (a) the 2000 Incentive Plan allows annual option grant awards of 10,000 shares to each non-employee Director and (b) the 2000 Incentive Plan allows for the aggregate number of option shares available for issuance under the plan to equal 25% of the number of shares of common stock outstanding at any time with an absolute maximum of no more than 15 million shares available for awards at any time. Reference is made to the Company's 2000 proxy statement for a complete summary of all the differences among the three plans.

The Company granted stock options in 2003, 2004 and 2005 under the Plan and its predecessor plans in the form of non-qualified stock options. The Company records compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion 25 (APB 25), "Accounting for Stock Issued to Employees." Because the Company establishes the exercise price based on the fair market value of the Company's stock at the date of grant, the stock options have no intrinsic value upon grant, and therefore no expense is recorded. Each quarter, the Company reports the potential dilutive impact of stock option in its diluted earnings per common share using the treasury-stock method. Out-of-the-money stock options (i.e., the average stock price during the period is below the strike price of the stock option) are not included in diluted earnings per common share.

As required under Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation,' and Statement of Financial Accounting Standards No. 148 (FAS 148), "Accounting for Stock-Based Compensation-Transition and Disclosure,' the pro forma effects of stock-based compensation on net income and earnings per common share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

| | Stock Option Plans | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Risk-free interest rate | 4.23% | 3.7% | 3.4% |
| Volatility | 61.46% | 58.2% | 66.4% |
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Expected life (years) | 5.0 | 5.0 | 5.0 |

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no restrictions and are fully transferable and negotiable in a free trading market. The Black-Scholes model does not consider the employment, transfer or vesting restrictions that are inherent in the Company's employee stock options. Use of an option valuation model, as required by FAS 123, includes highly subjective assumptions based on long-term predictions, including the expected stock price volatility and average life of each stock option grant. Because the Company's employee stock options have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect the Company's estimate of the fair value of those stock options, in the Company's opinion, existing valuation models, including Black-Scholes, are not reliable single measures and may misstate the fair value of the Company's employee stock options. The Black-Scholes weighted average estimated fair values of stock options granted during fiscal 2005, 2004 and 2003 were $4.95, $5.40 and $3.33 per share, respectively.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and continues to apply APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. The following table is a summary of the Company's stock options outstanding as of December 31, 2005, 2004 and 2003, and the changes that occurred during fiscal years 2005, 2004 and 2003.

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| | (in thousands) | |
| Outstanding at December 31, 2002 | 5,470 | $ 6.38 |
| Granted | 95 | $ 5.47 |
| Exercised | (407) | $ 3.02 |
| Forfeited | (24) | $ 9.02 |
| Expired | — | — |
| Outstanding at December 31, 2003 | 5,134 | $ 6.62 |
| Granted | 431 | $ 9.92 |
| Exercised | (454) | $ 2.56 |
| Forfeited | (151) | $11.66 |
| Expired | — | — |
| Outstanding at December 31, 2004 | 4,960 | $ 7.13 |
| Granted | 98 | $ 6.86 |
| Exercised | (188) | $ 2.20 |
| Forfeited | (120) | $ 5.95 |
| Expired | — | — |
| Outstanding at December 31, 2005 | 4,750 | $ 7.35 |

The exercise prices of all other options that have been granted were equal to the average of the high and low market prices on the date of grant.

The following table further describes the Company's stock options outstanding as of December 31, 2005.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life | Number Exercisable | Weighted Average Exercise Price |
| $1.65 to $3.50 | 1,932,684 | $ 2.28 | 5.1 | 1,932,684 | $ 2.28 |
| $3.95 to $4.70 | 211,168 | $ 4.26 | 6.7 | 209,501 | $ 4.26 |
| $5.03 to $7.55 | 118,000 | $ 6.02 | 9.1 | 101,667 | $ 5.97 |
| $7.76 to $10.58 | 799,200 | $ 9.15 | 7.9 | 799,200 | $ 9.15 |
| $12.38 to $12.75 | 1,649,400 | $12.73 | 2.3 | 1,649,400 | $12.73 |
| $16.06 to $17.25 | 38,400 | $16.37 | 2.3 | 38,400 | $16.37 |

## NOTE 12. HURRICANE LOSSES

On August 29, 2005, the Company's Moss Point, Mississippi fish processing facility and adjacent shipyard were severely damaged by Hurricane Katrina. On September 24, 2005, the Company's Cameron, Louisiana and the Abbeville, Louisiana fish processing facilities were also severely damaged by Hurricane Rita. Each of these facilities was non-operational immediately after these weather related events. For the year ended December 31, 2005, the following amounts have been recognized in the Company's statement of operations:

| | |
|---|---|
| Damaged fish meal inventory | $ 2,496,000 |
| Write-off of other materials and supplies | 1,648,000 |
| Write-off of unallocated inventory cost pool | 12,978,000 |
| Involuntary conversion of property and equipment | 8,324,000 |
| Idle plant costs recognized as period expense | 1,038,000 |
| Clean-up costs incurred | 1,259,000 |
| Estimated insurance recoveries | (12,000,000) |
| Estimated damages in excess of insurance recoveries | $ 15,743,000 |

A substantial portion of the amounts listed above are based upon estimates and assumptions. Actual amounts, when available, could differ materially from those estimates and changes to those estimates could have a material affect on the Company's future financial statements.

Not included in the amounts listed in the above table are the replacement capital costs of property and equipment, which did not have any book basis and were destroyed in the hurricanes, and the costs of clean up incurred subsequent to December 31, 2005.

## NOTE 13. CERTAIN TRANSACTIONS AND ARRANGEMENTS BETWEEN THE COMPANY AND ZAPATA

In the past, the Company has provided to Zapata (the Company's current majority stockholder) payroll, pension and certain administrative services billed at their approximate cost. In 2005, all of these services had been discontinued. During 2005, 2004, and 2003, fees for these services totaled $0, $11,600 and $122,400, respectively. The cost of such services was based on the estimated percentage of time that employees spend working on Zapata's matters as a percent of total time worked. As of December 31, 2005, Zapata's outstanding balance under this agreement to the Company was $105,000.

Upon completion of the Company's initial public offering in 1998, the Company and Zapata entered into certain agreements that included the Sublease, Registration Rights, Tax Indemnity and Administrative Services Agreements. The Sublease Agreement provides for the Company to lease its principal corporate offices in Houston, Texas from Zapata and provides the Company with the ability to utilize telephone equipment worth approximately $21,000 for no additional charge. In May 2003, the Company directly assumed Zapata's obligations under the Sublease Agreement with the third party landlord and terminated the Sublease Agreement with Zapata. The lease obligations assumed by the Company were identical to its sublease obligations to Zapata, and the transaction had no material effect on the Company. The Registration Rights Agreement sets forth the rights and responsibilities of each party concerning certain registration filings and provides for the sharing of fees and expenses related to such filings. The Tax Indemnity Agreement requires the Company to be responsible for federal, state and local income taxes from its operations. The Administrative Services Agreement allows the Company to provide certain administrative services to Zapata at the Company's estimated cost.

The following represents intercompany activity for the periods presented (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Beginning balance due from Zapata | $105 | $108 | $ 3 |
| Administrative services provided by the Company to Zapata | — | 12 | 122 |
| Payments to the Company by Zapata | — | (15) | (17) |
| Ending balance due from Zapata | $105 | $105 | $108 |

## NOTE 14. COMMITMENTS AND CONTINGENCIES

*Operating Lease Payable*

The Company has noncancellable operating leases, primarily for land and building, that expire over 1 to 11 years.

Future minimum payments under non-cancelable operating lease obligations for the five years ending December 31, 2010 and thereafter are as follows (in thousands):

| 2006 | 2007 | 2008 | 2009 | 2010 | Thereafter |
|---|---|---|---|---|---|
| $740 | $712 | $685 | $675 | $629 | $2,832 |

Rental expense for operating leases was $489,000, $442,000, and $375,000 in 2005, 2004, and 2003, respectively.

*Litigation*

The Company is defending various claims and litigation arising from its operations which arise in the ordinary course of the Company's business. In the opinion of management, and based on advice of legal counsel, it is believed that any existing litigation involving the Company will not materially affect its financial condition, cash flows or future results of operations.

*Insurance*

The Company carries insurance with coverages and coverage limits that it believes to be appropriate for the business. Although there can be no assurance that such insurance is sufficient to protect the Company against all contingencies, management believes that its insurance protection is reasonable in view of the nature and scope of the Company's operations. Should the Company's insurers become insolvent, the Company is responsible for payment of all outstanding claims associated with the insurer's policies.

*Environmental Matters*

The Company is subject to various possible claims and lawsuits regarding environmental matters. Management believes that costs, if any, related to these matters will not have a material adverse effect on the results of operations, cash flows or financial position of the Company.

*Indemnification*

The Company's Articles of Incorporation and By-Laws limit the liability of the Company's officers and directors to the fullest extent permitted by Nevada law. Nevada provides that directors of Nevada corporations may be relieved of monetary liabilities for breach of their fiduciary duties as directors, except under certain circumstances, including (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law of (ii) the willful or grossly negligent payment of unlawful distributions.

The Company's Articles of Incorporation and By-Laws generally require the Company to indemnify its directors and officers to the fullest extent permitted by Nevada law. The Company's Articles of Incorporation and By-Laws also require the Company to advance expenses to its directors and its officers to the fullest extent permitted by Nevada law upon reciept of an undertaking by or on behalf of such director or officer to repay such amount if it should be ultimately determined that they are not entitled to indemnification by the Company. The Company also has entered into indemnification agreements with all of its directors and certain of its officers which provides for the indemnification and advancement of expenses by the Company. The Company also maintains director and officer liability insurance with respect to liabilities arising out of certain matters, including matters arising under the securities laws. This insurance is subject to limitations, conditions and deductibles set forth in the respective insurance policy.

*Purchase Obligation*

As of December 31, 2005, the Company had two letters of credit relating to a fish meal purchase commitment totaling approximately $5,056,000. Additionally, the Company had a separate fish meal purchase commitment totaling approximately $2,618,000.

## NOTE 15. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates within one industry segment, menhaden fishing, for the production and sale of fish meal, fish solubles and fish oil. Export sales of fish oil and fish meal were approximately $32 million, $39 million, and $46 million in 2005, 2004 and 2003, respectively. Such sales were made primarily to Mexican, Asian and Canadian markets. In 2005, 2004 and 2003, sales to one customer were approximately $8.5 million, $8.8 million, and $10.8 million, respectively. This customer differed from year to year.

The following table shows the geographical distribution of revenues (in thousands) based on location of customers:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Revenues | Percent | Revenues | Percent | Revenues | Percent |
| U.S. | $ 77,587 | 70.6% | $ 80,688 | 67.4% | $ 71,877 | 61.0% |
| Mexico | 9,781 | 8.9 | 13,252 | 11.1 | 5,985 | 5.0 |
| Europe | 2,308 | 2.1 | 11,230 | 9.4 | 13,098 | 11.1 |
| Canada | 7,033 | 6.4 | 5,880 | 4.9 | 7,697 | 6.5 |
| Asia | 7,473 | 6.8 | 3,359 | 2.8 | 9,103 | 7.7 |
| South & Central America | 1,758 | 1.6 | 1,435 | 1.2 | 6,331 | 5.4 |
| Other | 3,956 | 3.6 | 3,801 | 3.2 | 3,835 | 3.3 |
| Total | $109,896 | 100.0% | $119,645 | 100.0% | $117,926 | 100.0% |

## NOTE 16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of SFAS No. 107, Disclosure About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies and are described in the following paragraphs.

Fair value estimates are subject to certain inherent limitations. Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of amounts the Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amounts of cash and cash equivalents, accounts receivables, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of notes payable outstanding under the Company's credit facility approximate fair value because the interest rates on these instruments change with market interest rates. At December 31, 2005, the Company had no borrowings under the credit facility.

The carrying values and respective fair market values of the Company's long-term debt are presented below. The fair value of the Company's long-term debt is estimated based on the quoted market prices available to the Company for issuance of similar debt with similar terms at year end 2005.

| | Years Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Long-term Debt: | | |
| Carrying Value | $30,101 | $17,604 |
| Estimated Fair Market Value | $30,595 | $18,961 |

## NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

*Seasonal and Quarterly Results*

The following table presents certain unaudited operating results for each of the Company's preceding eight quarters. The Company believes that the following information includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation, in accordance with generally accepted accounting principles. The operating results for any interim period are not necessarily indicative of results for any other period.

| | Quarter Ended 2005 | | | |
|---|---|---|---|---|
| | March 31, 2005 | June 30, 2005 | September 30, 2005 | December 31, 2005 |
| | (in thousands, except per share amounts) | | | |
| Revenues(1) | $23,831 | $27,510 | $31,418 | $27,137 |
| Gross profit(1) | 3,056 | 3,817 | 7,386 | 3,652 |
| Operating income (loss) (1) | 278 | 764 | (9,201) | (2,728) |
| Net income (loss) (1) | 107 | 659 | (6,140) | (1,812) |
| Earnings (loss) per share(2): | | | | |
| Basic | 0.00 | 0.03 | (0.25) | (0.07) |
| Diluted | 0.00 | 0.03 | (0.25) | (0.07) |

| | Quarter Ended 2004 | | | |
|---|---|---|---|---|
| | March 31, 2004 | June 30, 2004 | September 30, 2004 | December 31, 2004 |
| | (in thousands, except per share amounts) | | | |
| Revenues (1) | $25,056 | $26,456 | $41,501 | $26,632 |
| Gross profit (1) | 3,674 | 5,393 | 5,125 | 1,216 |
| Operating income (loss) (1) | 1,212 | 2,971 | 2,703 | (1,598) |
| Net income (loss) (1) | 646 | 1,827 | 1,816 | (1,087) |
| Earnings (loss) per share (2): | | | | |
| Basic | 0.03 | 0.07 | 0.07 | (0.04) |
| Diluted | 0.02 | 0.07 | 0.07 | (0.04) |

(1) Revenues, gross profit, operating income (loss), and net income (loss) are rounded to thousands each quarter. Therefore, the sum of the quarterly amounts may not equal the annual amounts reported.

(2) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amounts reported.

The Company's menhaden harvesting and processing business is seasonal in nature. The Company generally has higher sales during the menhaden harvesting season (which includes the second and third quarter of each year) due to increased product availability, but prices during the fishing season tend to be lower than during the off-season. As a result, the Company's quarterly operating results have fluctuated in the past and may fluctuate in the future. In addition, from time to time the Company's defers sales of inventory based on worldwide prices for competing products that affect prices for the Company's products which may affect comparable period comparisons.

*Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Matters.*

None.

**Item 9A.** ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company conducted an evaluation of the effectiveness of its "disclosure controls and procedures," as that phrase is defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. The evaluation was carried out under the supervision and with the participation of management, including the Company's Chief Executive Office ("CEO") and Chief Financial Officer ("CFO").

Based on and as of the date of that evaluation, the Company's CEO and CFO have concluded that (i) the Company's disclosure controls and procedures are designed to ensure that information required to be discussed by the Company in the reports that the Company files or submits to the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure, and (ii) that the Company's disclosure controls and procedures are effective.

Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within the Company and its consolidated subsidiaries to disclose material information otherwise required to be set forth in the Company's periodic reports. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.

(b) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2005. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material affect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 based upon criteria in a report entitled "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that assessment and those criteria, management determined that the Company's internal control over financial reporting was effective as of December 31, 2005, based on the criteria in the Internal Control-Integrated Framework issued by COSO.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein. (See Item 8. Financial Statements and Supplementary Data).

(c) Changes in Internal Controls

There were no changes in the Company's internal controls over financial reporting during the three-month period ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B.** ***Other Information.***

In July 2005, the Company submitted its Section 303A Annual Written Affirmation to the New York Stock Exchange for the Company's fiscal year ended December 31, 2004 and had no qualifications to that Certification.

## PART III

**Item 10.** ***Directors and Executive Officers of the Registrant.***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 10 of Part III of Form 10-K is incorporated by reference to the information set forth in the Company's definitive proxy statement relating to its 2006 Annual Meeting of Stockholders (the "2006 Proxy Statement") to be filed pursuant to Regulation 14-A under the Exchange Act, in response to Items 401 and 405 of Regulation S-K under the Securities Act of 1933 and the Exchange Act ("Regulation S-K"). Reference is also made to the information appearing in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Business and Properties—Executive Officers of the Registrant."

The Company adopted a Code of Business Conduct and Ethics, which applies to all employees, officers and directors of the Company. The Code meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, and applies to the Company's Chief Executive Officer, Chief Financial Officer (who is both the Company's principal financial and principal accounting officer), Controller as well as all other employees, as indicated above. The Code of Business Conduct and Ethics also meets the requirements of a code of business conduct and ethics under NYSE listing standards.

In addition to the above Code, the Company has adopted a Code of Ethics for Financial Professionals which applies to the Chief Executive Officer, Chief Financial Officer, Controller and all other Company professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role.

Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are posted on the Company's website at www.omegaproteininc.com. The Company will provide a copy of the Code of Business Conduct and Ethics and Code of Ethics for Financial Professionals to any person upon request. The Company intends to disclose any amendments to the Codes, as well as any waivers to the Codes for executive officers or directors, on its website.

None of these codes, nor the Company's website, is incorporated by reference in this report or constitutes part of this report.

**Item 11.** ***Executive Compensation.***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 11 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2006 Proxy Statement in response to Item 402 of Regulation S-K excluding the material concerning the report on executive compensation and the performance graph specified by paragraphs (k) and (1) such Item.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 12 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2006 Proxy Statement in response to Items 201(d) and 403 of Regulation S-K.

**Item 13.** ***Certain Relationships and Related Transaction.***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 13 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2006 Proxy Statement in response to Item 404 of Regulation S-K.

**Item 14.** ***Principal Accounting Fees and Services.***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 14 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2006 Proxy Statement.

## PART IV

**Item 15.** ***Exhibits, Financial Statement Schedules.***

(a) (1) The Company's consolidated financial statements listed below have been filed as part of this report:



(a) (2) Financial Statement Schedule.

Filed herewith as a financial statement schedule is the schedule supporting Omega's consolidated financial statements listed under this Item, and the Report of Independent Registered Public Accounting Firm located in (a) (1) with respect thereto.

(a) (3) Exhibits

| | | |
|---|---|---|
| 2.1 | * | —Agreement and Plan of Merger between Marine Genetics, Inc. and Omega Protein Corporation ("Omega" or the "Company") (Exhibit 2.1 to Omega Registration Statement on Form S-1 [Registration No. 333-44967]) |
| 3.1 | * | —Articles of Incorporation of Omega (Exhibit 3.1 to Omega Registration Statement on Form S-1 [Registration No. 333-44967]) |
| 3.2 | * | —By-Laws of Omega (Exhibit 3.2 to Omega Registration Statement on Form S-1 [Registration No. 333-44967]) |
| 4.2 | * | —Form of Common Stock Certificate (Citizen) (Exhibit 4.1 to Omega Registration Statement on Form S-1 [Registration No. 333-44967]) |
| 4.3 | * | —Form of Common Stock Certificate (Non-Citizen) (Exhibit 4.2 to Omega Registration Statement on Form S-1 [Registration No. 333-44967]) |
| 10.1 | * | —Separation Agreement with Zapata Corporation dated April 12, 1998 (Exhibit 10.7 to Omega Quarterly Report on Form 10-Q for the quarter ended March 31, 1998) |
| 10.2 | * | —Tax Indemnity Agreement with Zapata Corporation dated April 12, 1998 (Exhibit 10.7 to Omega Quarterly Report on Form 10-Q for the quarter ended March 31, 1998) |
| 10.3 | * | —Registration Rights Agreement with Zapata Corporation dated April 12, 1998 (Exhibit 10.8 to Omega Quarterly Report on Form 10-Q for the quarter ended March 31, 1998) |
| 10.4 | *† | —Form of Amended and Restated Indemnification Agreement for all Officers and Directors (Exhibit 10.1 to Omega Quarterly Report on Form 10-Q for quarter ended June 30, 2003) |
| 10.5 | * | —Administrative Services Agreement with Zapata Corporation dated April 12,1998 (Exhibit 10.10 to Omega Quarterly Report on Form 10-Q for the quarter ended March 31,1998) |
| 10.6 | * | —Loan and Security Agreement dated December 20, 2000 between Omega, Omega Protein, Inc. and Bank of America, N.A. (Exhibit 10.12 to Omega Annual Report on Form 10-K for the year ended December 31, 2000) |
| 10.7 | * | —Revolving Credit Note dated December 20, 2000 in favor of Bank of America, N.A. (Exhibit 10.13 to Omega Annual Report on Form 10-K for the year ended December 31, 2000) |
| 10.8 | * | —Security Agreement dated as of December 20, 2000 among Omega Shipyard, Inc., Omega Net, Inc., Protein Finance Company, Protein Operating Company, Protein Securities Company and Protein (USA) Company, in favor of Bank of America, N.A. (Exhibit 10.14 to Omega Annual Report on Form 10-K for the year ended December 31, 2000) |
| 10.9 | * | —Unconditional Guaranty Agreement dated as of December 20, 2000 among Omega Shipyard, Inc., Omega Net, Inc., Protein Finance Company, Protein Operating Company, Protein Securities Company and Protein (USA) Company, in favor of Bank of America, N.A. (Exhibit 10.15 to Omega Annual Report on Form 10-K for the year ended December 31, 2000) |
| 10.10 | * | —First Amendment to Loan Documents dated as of May 19, 2003, among Omega, certain subsidiaries and Bank of America, N.A. (Exhibit 10.1 to Omega Current Report on Form 8-K dated May 19, 2003) |
| 10.11 | * | —Amendment dated October 27, 2004 to the Loan and Security Agreement dated as of December 20, 2000, as amended, by and among the Company, various subsidiaries and Bank of America, N.A. (Exhibit 10.4 to Omega Quarterly Report on Form 10-Q for quarter ended September 30, 2003) |
| 10.12 | * | —Third Amendment to Loan and Security Agreement dated as of October 11, 2005 among Bank of America, N.A., Omega Protein Corporation and various subsidiaries (Exhibit 10.1 to Omega Current Report on Form 8-K dated October 11, 2005) |

10.13* —Fourth Amendment to Loan Documents dated as of November 16, 2005 among Bank of America, N.A., Omega Protein Corporation and various subsidiaries (Exhibit 10.1 to Omega Current Report on Form 8-K dated November 16, 2005)

10.14*† —Omega Protein Corporation 2000 Long-Term Incentive Plan (Appendix A to Omega Proxy Statement dated May 3, 2000)

10.15*† —Omega Protein Corporation Annual Incentive Compensation Plan dated April 8, 1998 (Exhibit 10.11 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.16*† —Omega Protein, Inc. Executive Medical Plan dated August 1993 (Exhibit 10.16 to Omega Annual Report on Form 10-K for the year ended December 31, 2002)

10.17* —Commercial Lease dated January 1, 2000 between Omega Protein, Inc. and the Edson Group. LLC (Exhibit 10.17 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.18* —Lease dated July 1, 1992 with Ardoin Limited Partnership (Exhibit 10.12 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.19* —Amendment One Lease Extension dated February 22, 2006 to Lease Agreement dated July 1, 2002 between the Ardoin Limited Partnership and Omega Protein, Inc. (formerly known as Zapata Haynie Corporation) (Exhibit 10.1 to Omega Current Report on Form 8-K filed February 28, 2006).

10.20* —Lease Agreement dated November 25, 1997 with O. W. Burton, Jr., individually and as trustee of the Trust of Anna Burton (Exhibit 10.13 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.21* —Commercial Lease Agreement dated January 1, 1971 with Purvis Theall and Ethlyn Cessac (Exhibit 10.15 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.22* —Lease Agreement dated January 4, 1994 with the City of Abbeville, Louisiana (Exhibit 10.16 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.23* —United States Guaranteed Promissory Note dated March 31, 1993 in favor of Bear, Stearns Securities Corporation (Exhibit 10.20 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.24* —Amendment to No. 1 to Promissory Note dated March 31, 1993 to the United States of America pursuant to the provisions of Title XI of the Marine Act of 1936 in favor of Bear, Stearns Securities Corporation (Exhibit 10.21 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.25* —Amendment to No. 1 to First Preferred Ship Mortgage dated March 31, 1993 to the United States of America (Exhibit 10.22 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.26* —Supplement No. 5 to First Preferred Fleet Mortgage dated March 31, 1993 in favor of Chemical Bank, as Trustee (Exhibit 10.23 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.27* —Amendment No. 1 to Guaranty Deed of Trust dated March 31, 1993 for the benefit of the United States of America (Exhibit 10.24 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.28* —Supplement No. 2 to Security Agreement dated March 31, 1993 in favor of the United States of America (Exhibit 10.25 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.29* —Indemnity Agreement Regarding Hazardous Materials dated March 31, 1993 in favor of the United States of America (Exhibit 10.26 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.30* —United States Guaranteed Promissory Note dated September 27, 1994 in favor of Sun Bank of Tampa Bay (Exhibit 10.27 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.31* —Promissory Note to the United States of America dated September 27, 1994 pursuant to the provisions of Title XI of the Marine Act of 1936 in favor of Sun Bank of Tampa Bay (Exhibit 10.28 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.32* —First Preferred Ship Mortgage dated September 27, 1994 to the United States of America (Exhibit 10.29 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.33* —Collateral Mortgage and Collateral Assignment of Lease dated September 27, 1994 in favor of the United States of America (Exhibit 10.30 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.34* —Collateral Mortgage Note dated September 27, 1994 in favor of the United States of America (Exhibit 10.31 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.35* —Collateral Pledge Agreement dated September 27, 1994 in favor of the United States of America (Exhibit 10.32 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.36* —Guaranty Agreement dated September 27, 1994 in favor of the United States of America (Exhibit 10.33 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.37* —Title XI Financial Agreement dated September 27, 1994 with the United States of America (Exhibit 10.34 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.38* —Security Agreement dated September 27, 1994 in favor of the United States of America (Exhibit 10.35 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.39* —United States Guaranteed Promissory Note dated October 30, 1996 in favor of Coastal Securities (Exhibit 10.36 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.40* —Promissory Note to the United States of America dated October 30, 1996, pursuant to the provisions of Title XI of the Marine Act of 1936, in favor of Coastal Securities (Exhibit 10.37 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.41* —Guaranty Agreement dated October 30, 1996 in favor of the United States of America (Exhibit 10.38 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.42* —Title XI Financial Agreement dated October 30, 1996 with the United States of America (Exhibit 10.39 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.43* —Certification and Indemnification Agreement Regarding Environmental Matters dated October 30, 1996 in favor of the United States of America (Exhibit 10.40 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.44* —Deed of Trust dated October 30, 1996 for the benefit of the United States of America (Exhibit 10.41 to Omega Registration Statement on Form S-1 [Registration No. 333-44967])

10.45* —Deed of Trust dated December 20, 1999 for the benefit of the United States of America (Exhibit 10.45 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.46* —Promissory Notes to the United States of America dated December 20, 1999, pursuant to the provisions of Title XI of the Marine Act of 1936, in favor of Hibernia National Bank (Exhibit 10.46 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.47* —Security Agreement dated December 20, 1999 in favor of the United Stated of America (Exhibit 10.47 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.48* —Title XI Financial Agreement dated December 20, 1999 with the United States of America (Exhibit 10.48 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.49* —Guaranty Agreement dated December 20, 1999 in favor of the United States of America (Exhibit 10.49 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.50* —Certification and Indemnification Agreement Regarding Environmental Matters dated December 20, 1999 in favor of the United States of America (Exhibit 10.50 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.51* —Preferred Ship Mortgages dated December 20, 1999 in favor of the United States of America (Exhibit 10.51 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.52* —Deed of Trust dated October 19, 2001 for the benefit of the United States of America (Exhibit 10.52 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.53* —Promissory Note to the United States of America dated October 19, 2001, pursuant to the provisions of Title XI of the Marine Act of 1936, in favor of Hibernia National Bank (Exhibit 10.53 to Omega Annual Report on Form 10-K for year ended December 31, 2001)

10.54* —Security Agreement dated October 19, 2001 in favor of the United States of America (Exhibit 10.54 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.55* —Title XI Financial Agreement dated October 19, 2001 with the United States of America (Exhibit 10.55 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.56* —Guaranty Agreement dated October 19, 2001 in favor of the United States of America (Exhibit 10.56 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.57* —Certification and Indemnification Agreement Regarding Environmental Matters dated October 19, 2001 in favor of the United States of America (Exhibit 10.57 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.58* —Preferred Ship Mortgages dated October 19, 2001 in favor of the United States of America (Exhibit 10.58 to Omega Annual Report on Form 10-K for the year ended December 31, 2001)

10.59*† —Amended and Restated Executive Agreement dated as of September 21, 2004 by and between the Company and Joseph L. von Rosenberg III (Exhibit 10.1 to Omega Current Report on Form 8-K filed September 24, 2004)

10.60*† —First Amendment dated as of February 23, 2006 to Amended and Restated Executive Employment Agreement dated as of September 21, 2004 by and between the Company and Joseph L. von Rosenberg III (Exhibit 10.3 to Omega Current Report on Form 8-K filed February 24, 2006)

10.61*† — Amended and Restated Executive Agreement dated as of September 21, 2004 by and between the Company and Robert W. Stockton (Exhibit 10.2 to Omega Current Report on Form 8-K filed September 24, 2004)

10.62*† —Amended and Restated Executive Agreement dated as of September 21, 2004 by and between the Company and John D. Held (Exhibit 10.3 to Omega Current Report on Form 8-K filed September 24, 2004)

10.63*† —Change of Control Agreement dated as of September 1, 2000 between Omega and Scott Herbert (Exhibit 10.1 to Omega Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

10.64*† —Change of Control and Severance Agreement dated as of February 23, 2006 between Omega and Kenneth Robichau (Exhibit 10.2 to Omega Current Report on Form 10-K filed February 24, 2006)

10.65*† —Employment Agreement dated as of October 1, 2002 between Omega and Thomas R. Wittmann (Exhibit 10.2 to Omega Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

| | |
|---|---|
| 10.66† | —Form of Stock Option Agreement under the 1998 Long-Term Incentive Plan |
| 10.67† | —Form of Stock Option Agreement for Employees under the 2000 Long-Term Incentive Plan |
| 10.68† | —Form of Stock Option Agreement for Senior Management under the 2000 Long-Term Incentive Plan |
| 10.69† | —Form of Stock Option Agreement for Independent Directors under the 2000 Long-Term Incentive Plan |
| 10.70* | —Engineering, Procurement and Construction Contract, dated as of April 15, 2003, between Omega Protein, Inc. and Suitt Construction Co., Inc. (Exhibit 10.1 to Omega Current Report on Form 8-K dated April 15, 2003) |
| 10.71* | —Deed of Trust dated December 29, 2003 for the benefit of the United States of America (Exhibit 10.65 to Omega Annual Report on Form 10-K for year ended December 31, 2003) |
| 10.72* | —Promissory Note to the United States of America dated December 29, 2003 (Exhibit 10.66 to Omega Annual Report on Form 10-K for year ended December 31, 2003) |
| 10.73* | —Security Agreement dated December 29, 2003 in favor of the United States of America (Exhibit 10.67 to Omega Annual Report on Form 10-K for year ended December 31, 2003) |
| 10.74* | —Title XI Financial Agreement dated December 29, 2003 with the United States of America (Exhibit 10.68 to Omega Protein Annual Report on Form 10-K for year ended December 31, 2003) |
| 10.75* | —Guaranty Agreement dated December 29, 2003 in favor of the United States of America (Exhibit 10.69 to Omega Protein Annual Report on Form 10-K for year ended December 31, 2003) |
| 10.76* | —Certification and Indemnification Agreement Regarding Environmental Matters dated December 29, 2003 in favor of the United States of America (Exhibit 10.70 to Omega Protein Annual Report on Form 10-K for year ended December 31, 2003) |
| 10.77* | —Preferred Ship Mortgages dated December 29, 2003 in favor of the United States of America (Exhibit 10.71 to Omega Protein Annual Report on Form 10-K for year ended December 31, 2003) |
| 10.78* | —Lease Agreement between BMC Software Texas, L.P. and Omega Protein Corporation dated as of August 18, 2005 (Exhibit 10.1 to Omega Protein Current Report on Form 8-K dated August 17, 2005) |
| 10.79* | —First Amendment to Lease Agreement between BMC Software Texas, L.P. and Omega dated as of September 15, 2005 (Exhibit 10.1 to Omega Current Report on Form 8-K dated September 15, 2005) |
| 10.80* | —Deed of Trust dated October 17, 2005 for the benefit of the United States of America (Exhibit 10.1 to Omega Current Report on Form 8-K dated October 17, 2005) |
| 10.81* | —Promissory Note to the United States of America Dated October 17, 2005 (Exhibit 10.2 to Omega Current Report on Form 8-K dated October 17, 2005) |
| 10.82* | —Security Agreement dated October 17, 2005 in favor of the United States of America (Exhibit 10.3 to Omega Current Report on Form 8-K dated October 17, 2005) |
| 10.83* | —Title XI Financial Agreement dated October 17, 2005 with the United States of America (Exhibit 10.4 to Omega Current Report on Form 8-K dated October 17, 2005) |
| 10.84 * | —Guaranty Agreement dated October 17, 2005 in favor of the United States of America (Exhibit 10.5 to Omega Current Report on Form 8-K dated October 17, 2005) |
| 10.85 * | —Certification and Indemnification Agreement Regarding Environmental Matters dated October 17, 2005 in favor of the United States of America (Exhibit 10.6 to Omega Current Report on Form 8-K dated October 17, 2005) |

10.86* —Preferred Ship Mortgages dated October 17, 2005 in favor of the United States of America (Exhibit 10.7 to Omega Current Report on Form 8-K dated October 17, 2005)

10.87* —Approval Letter dated as of December 1, 2005 and executed on December 6, 2005 by Omega Protein, Inc., the Company and United States Department of Commerce, Acting by National Oceanic and Atmospheric Administration, National Marine Fisheries Service (Exhibit 10.1 to Omega Current Report on Form 8-K dated December 6, 2005)

21 —Schedule of Subsidiaries

23.1 —Consent of PricewaterhouseCoopers LLP

31.1 —Certification of Chief Executive Officer pursuant to Rule 13a-15(e)/Rule 15d-15(e)

31.2 —Certification of Chief Financial Officer pursuant to Rule 13a-15(e)/Rule 15d-15(e)

32.1 —Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 —Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Incorporated by reference

† Management Contract or Compensatory Plan or arrangement required to be filed as an exhibit pursuant to the requirements of Item 15(b) of Form 10-K and Item 601 of Regulation S-K.

(c) —Financial Statement Schedule of Valuation and Qualifying Accounts

## OMEGA PROTEIN CORPORATION

## SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Deductions (A) | Balance at End of Period |
|---|---|---|---|---|
| December 31, 2003: | | | | |
| Allowance for doubtful accounts | $2,321,386 | $210,916 | $(19,522) | $2,512,780 |
| Deferred tax asset valuation allowance | $ 452,000 | $ — | $(17,000) | $ 435,000 |
| December 31, 2004: | | | | |
| Allowance for doubtful accounts | $2,512,780 | $ 10,775 | $ — | $2,523,555 |
| Deferred tax asset valuation allowance | $ 435,000 | $ 11,000 | $ — | $ 446,000 |
| December 31, 2005: | | | | |
| Allowance for doubtful accounts | $2,523,555 | $ 30,000 | $ — | $2,553,555 |
| Deferred tax asset valuation allowance | $ 446,000 | $565,000 | $ — | $1,011,000 |

(A) Allowance for Doubtful Accounts—uncollectible accounts written off.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 13, 2006.

OMEGA PROTEIN CORPORATION
(Registrant)

By: /s/ Robert W. Stockton
Robert W. Stockton
Executive Vice President and Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph L. von Rosenberg III or Robert W. Stockton, or either of them, his or her true and lawful attorney's in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, any and all capacities, to sign his or her name to the Company's Form 10-K for the year ended December 31, 2005 and any or all amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JOSEPH VON ROSENBERG III<br>**Joseph L. von Rosenberg III** | President and Chief Executive Officer and Director | March 13, 2006 |
| /s/ ROBERT W. STOCKTON<br>**Robert W. Stockton** | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | March 13, 2006 |
| **Avram A. Glazer** | Chairman of the Board | |
| /s/ GARY L. ALLEE<br>**Gary L. Allee** | Director | March 13, 2006 |
| /s/ LEONARD DISALVO<br>**Leonard DiSalvo** | Director | March 13, 2006 |
| /s/ PAUL M. KEARNS<br>**Paul M. Kearns** | Director | March 13, 2006 |
| /s/ WILLIAM E. M. LANDS<br>**William E. M. Lands** | Director | March 13, 2006 |
| /s/ HARRY O. NICODEMUS IV<br>**Harry O. Nicodemus** | Director | March 13, 2006 |

Exhibit 31.1

**CERTIFICATION**

I, Joseph L. von Rosenberg III, certify that:

1. I have reviewed this annual report on Form 10-K of Omega Protein Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2006

By: /s/ Joseph L. von Rosenberg
Name: Joseph L. von Rosenberg III
Title: President and Chief Executive Officer

Exhibit 31.2

**CERTIFICATION**

I, Robert W. Stockton, certify that:

1. I have reviewed this annual report on Form 10-K of Omega Protein Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2006

By: /s/ Robert W. Stockton
Name: Robert W. Stockton
Title: Executive Vice President and Chief Financial Officer

OMEGA PROTEIN®
2101 CityWest Boulevard
Building 3, Suite #500
Houston, Texas 77042
www.omegaproteininc.com